**April 25, 2023**



**FORM C-AR: Annual Report**

# Wink Robotics, Inc.

**doing business as LUUM**

**5418 College Ave Oakland, CA 94618**

**https://www.luumlash.com/**

## ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

### OUR BUSINESS

LUUM was incorporated under the name "Wink Robotics Inc." in Delaware in 2017 and has no subsidiaries. The legal name is Wink Robotics, Inc. and it previously did business under the name of "Foxeye Robotics," which we were forced to change due to the emergence of the "Foxeye Challenge" social media phenomenon. We now are doing business as LUUM.

LUUM is introducing automation to the beauty services market, initially focusing on eyelash extensions, a widely popular beauty treatment. Eyelash extensions are non-medical, unregulated, booming in popularity, and have a global total addressable market ("TAM") of at least $20B. Pioneering a patented combination of robotics, AI, and machine vision, LUUM will apply a full set of eyelash extensions in a fraction of the time (typically 2 hours) of a human technician, eliminating the labor costs & imprecisions associated with human application and ushering in a new category we call "Beauty Experience Automation." LUUM is partnered with a top 5 cosmetics brand, its largest investor is the well-known Foundation Capital, and is earning revenue providing lash-extension services at its Lash Lab in Oakland, CA.

In a typical appointment, the eyelash artist – usually a licensed esthetician, beautician, or cosmetologist – will first provide an aesthetic consultation to the client and discuss with the client a number of available styles. The artist then assists the client in sitting comfortably in a reclined chair, inspects and cleanses the eyelashes, and places small foam masks on the client's upper and lower eyelids to isolate the upper lashes, keep the client's eyes still and closed during the treatment, and provide cues for the vision system. This preparation phase usually takes approximately 8 minutes and is similar in most aspects to the preparation done prior to a manual treatment.

After the preparation is completed, our robotic process applies a set of extensions by repeatedly isolating one of the client's natural eyelashes and adhering an extension to it. This process usually takes approximately 20 minutes for each eye using our current LT-2 device.

Once the automated process is completed, the eyelash artist will touch up the extensions as needed to ensure the overall quality of the treatment. The touch-up work may include the replacement of any misaligned extensions and the filling of any gaps left by the robotic process. The artist uses a traditional air-drying cyanoacrylate adhesive (CA) for this work which we intend to meet the same medical-grade standards applicable to the CA adhesive used in the robotic process. The lash artist may also add additional lash extensions to achieve the desired aesthetic effect. This touch-up process takes approximately 25 minutes per eye with our existing LT-2 device. Our development goal for our retail launch robotic system is to reduce that time to less than 3.5 minutes per eye, and it will continue to be reduced as the technology develops.

We have developed proprietary software that analyzes and plans the eyelash extension application by executing "styles" for a specific eyelash extension treatment. The particular style tells the machine what size and type of lashes should be used at each point along the eyelid line. In connection with the development of our LT-2 system, we have developed and tested only one style: A natural look using approximately fifty eyelash extensions per eye. However, the robotic hardware is capable of performing a variety of styles. We intend to implement additional styles as we progress toward the retail launch robotic system.

Eyelash extensions can vary as to the length of the extension, curls and the color of the extensions used. We designed our robotic process to enable the ability to perform what we believe are the most popular types. Certain less popular extension types would require additional engineering development to implement and will not be developed until a later date, if ever. These include extremely long extensions (greater than 16 mm) and extensions that include the colors yellow, blue, or green, which are currently utilized by the system to denote certain objects in its field of view. Our development goal is to implement styles which have between 50 and 80 extensions per eye and combine both volume and classic extensions.

We have designed our robotic process so that it is easy to operate and does not require human intervention during the automated process. Eyelash artists who operate our equipment will receive special training on the proper use and functioning of the equipment, how to control the equipment using our graphical user interface, how to change end-effectors, extension supplies, and glue supplies between sessions, how to wipe down and sanitize the machine, and how to interact with clients to provide the most pleasant experience. We expect that this training will be performed initially by in-house experts who have assisted in the development of our process and ultimately by a dedicated training staff, either provided by us or a third-party vendor. As part of the development of our LT-3 device, we intend to produce comprehensive materials for training purposes.

Our business model contains two strategies, the first is a pay-per-use strategy and the second is the operation of our own flagship training centers. In the pay-per-use strategy, we will lease the equipment to partners such as cosmetic retailers, department stores, and luxury hotel chains. They will pay and upfront fee to get the equipment deployed in their store, and then pay a fee when the machine operates that will be roughly 30% of the revenue they charge for their client for the session.

In the flagship training centers model, we will own and operate retail locations where we will charge consumer clients directly. This will provide locations where we optimize the client experience, train our pay-per-use partner's employees, and capture the entire margin of some of the best markets.

The LUUM technical team is group of prolific Silicon Valley inventors who have been named inventors on over 100 patents during their careers. At LUUM, the team made it an early priority to file an extensive array of international patent applications. This was especially important because it was found that technologists had previously ignored eyelashes, so there was an opportunity to obtain fundamental IP surrounding eyelash extensions as well as in other beauty services. LUUM has now filed applications for 31 patents internationally, and 4 of these have been granted.

## PREVIOUS OFFERINGS

Offerings within the last three years are shown. See "Our Company's Securities" section below for the terms of the securities listed.

- **Name:** Convertible Notes Series 2022A
  **Type of security sold:** Convertible Note
  **Final amount sold:** $1,017,000 (By 12/31/2022, financing is ongoing)
  **Number of Securities Sold:** TBD, has pre-money valuation cap of $25,319,928.04 and a discount of 25%
  **Use of proceeds:** Operating Expenses and CAPEX
  **Date:** Multiple starting November 10, 2022

  **Offering exemption relied upon:** 506(c)

- **Name:** Series Seed-1 Preferred Stock 2022
  **Type of security sold:** Equity
  **Final amount sold:** $2,938,382.07
  **Number of Securities Sold:** 7,248,668
  **Use of proceeds:** Operating Expenses and CAPEX
  **Date:** May 10, 2022 and July 5, 2022

  **Offering exemption relied upon:** 506(c)

- **Name:** Regulation CF Crowdfunding via StartEngine.com
  **Type of security sold:** Nonvoting Common Stock
  **Final amount sold:** $681,502.14

**Use of proceeds:** Operating Expenses and CAPEX
**Date:** March 11, 2022

**Offering exemption relied upon:** 506(c)

- **Name:** Simple Agreements for Future Equity signed December 7, 2021 – May 9, 2022
  **Type of security sold:** SAFE
  **Final amount sold:** $1,522,000
  **Use of proceeds:** Operating Expenses and CAPEX
  **Date:** Multiple closings December 7, 2021 – May 9, 2022

  **Offering exemption relied upon:** 506(c)

- **Type of security sold:** Convertible Note Dated August 25, 2021
  **Final amount sold:** $599,990.00
  **Use of proceeds:** Operating expenses
  **Date:** August 25, 2021

  **Offering exemption relied upon:** 506(c)

- **Name:** Series Seed-1 Preferred Stock 2020
  **Type of security sold:** Equity
  **Final amount sold:** $2,991,881.00
  **Number of Securities Sold:** 5,160,194
  **Use of proceeds:** Operating Expenses and CAPEX
  **Date:** May 28, 2020

  **Offering exemption relied upon:** 506(c)

# RISK FACTORS

- **Uncertain Risk**

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in

the Company.

- **Any valuation at this stage is difficult to assess**

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited**

Any common stock purchased through this crowdfunding campaign is subject to limitations of transfer imposed by state and federal law and the rules of the Securities and Exchange Commission (the "Commission"). This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time**

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the beauty industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **If the Company cannot raise sufficient funds it will not succeed**

The Company, offers stock for sale from time to time. Even if the goals of such financings are reached, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. The Company will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

- **We may not have enough capital as needed and may be required to raise more capital.**

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining

credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

- **Terms of subsequent financings may adversely impact your investment**

  We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

- **Management Discretion as to Use of Proceeds**

  Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of any offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Minority Holder; Securities with No Voting Rights**

  The Nonvoting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

- **You are trusting that management will make the best decision for the company**

  You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

- **Insufficient Funds**

  The company will not sell enough securities in any offerings done this year to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering now, the Company will need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

- **Our new product could fail to achieve the sales projections we expected**

  Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **We are an early stage company and have not yet generated any profits**

  Wink Robotics, Inc. dba LUUM was formed on June 14, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Wink Robotics, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

- **We are an early stage company and have limited revenue and operating history**

  The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our robotic lash extension service is a

good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

- **We have a history of losses, anticipate increasing our operating expenses in the future, and may not be able to achieve or maintain profitability. If we cannot achieve or maintain profitability, stockholders could lose all or part of their investment.**

  Since our inception, we have generated substantial net losses as we have devoted our resources to the development of our technology, and our business model has not been proven. For the years ended December 31, 2020 and 2019, our net loss was $3.6 million and $2.8 million, respectively. We expect our operating expenses to increase in the future as we continue the development of our robotic eyelash extension technology, commence our commercialization activities and invest in our infrastructure. These efforts may be more costly than we expect, and we may not be able to generate revenue to offset our increased operating expenses. If we are unable to generate revenue, we may never become profitable or be able to maintain any future profitability. If this were to occur, our stockholders could lose all or part of their investment.

- **We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate the development of our technology, commercialization and other operations or efforts.**

  Since our inception, we have invested a significant portion of our financial and management resources in the research and development of our robotic technology. We will continue to expend substantial resources for the foreseeable future for research and development, product engineering, ongoing product upgrades and other enhancements. We will need to obtain additional funds to satisfy our operational needs and to fund our research and development expenditures, business development activities and sales and marketing efforts. Our future capital requirements will depend on many factors including our ability to generate revenue, the timing and extent of spending to support our product development and research and development efforts, our sales and marketing efforts, and our needs for working capital to support our business operations. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Until such time, if ever, as we can generate substantial revenue, we expect to finance our working capital requirements through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or

capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or products, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate commercialization, our research and product development, or grant rights to develop and market our products that we would otherwise prefer to develop and market ourselves, it may also impact our ability to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations. We are restricted by covenants in our term loan agreement with Silicon Valley Bank, or SVB. These covenants restrict, among other things, our ability to incur additional debt without SVB's consent, which may limit our ability to obtain additional funds.

- **We may not be able to successfully develop and market our robotic eyelash extension technology.**

  We have not commercialized our robotic eyelash extension technology and do not expect to commence commercialization activities until the second half of 2022. Our principal focus has been on research and development activities to improve our technology. We will need to further develop our technology in order to attain a level of speed and precision that is commercially viable. Our development work is subject to various risks and uncertainties we are not able to control and there can be no assurance that we will develop a robotic eyelash extension process with the requisite speed and precision and at a cost that is commercially viable. Moreover, any failure by us in the future to develop new technologies or timely react to changes in client preferences could materially delay our development of new capabilities, which could result in the obsolescence of our robotic eyelash extension process, decreased revenues and a loss of our market share to our competitors. In addition, products or technologies developed by others may render our technologies obsolete or non-competitive. Further, if our products and services are not in compliance with prevailing industry standards, such non-compliance could materially and adversely affect our financial condition, cash flows and results of operations.

- **We are heavily dependent upon the success of our robotic device, and we cannot be certain that it will be successfully commercialized. If we are unsuccessful in developing the market for robotic eyelash extension treatments or the market acceptance our device fails to grow significantly, our business and future prospects will be harmed.**

  Our near-term prospects, including our ability to generate material revenue through our own treatment studios or strategic partnerships will depend heavily on the successful development and commercialization of our robotic device which in turn will depend on a number of factors, including the following: our ability to continue to develop and enhance our robotic device to expand the speed and accuracy of the placement of eyelash

extensions; our ability to continue to develop and enhance our robotic device to expand the speed of isolating natural lashes amongst the client's fan of eyelashes; our ability to continue to develop and enhance our robotic device to expand the density (measured in number of extensions per eye) of eyelash extension treatments that our system can provide; our ability to track client motion accurately enough and to respond to such motion quickly enough to increase the accuracy of the placement of eyelash extensions; our ability to expand our systems' capability to include obtaining lash extensions from cost effective packaging and our ability to interest lash extension manufacturers in providing eyelash extensions to us in such packaging; our ability to expand the number of types, lengths, colors and curls of lash extensions that our device is capable of handling which may in turn affect our ability to offer styles of eyelash extension treatments which may become popular in the future; our ability to expand the capability of our device to work on both of the our client's eyes simultaneously which may in turn affect our ability to continue increasing the speed of our service; our ability to continue to increase the steps in our process which utilize neural networks for computer vision tasks which may in turn affect our ability to continue increasing the speed of our service; our ability to continue to develop the internal mechanisms of our device such that they can move faster which may in turn affect our ability to continue increasing the speed of our service; our ability to expand the capabilities of our device to place both a volume lash extension and a classic lash extension on the same natural lash which may be required to provide some hybrid styles of lash extension treatments; our ability to remove communication delays from the internal systems of our device which may in turn affect our ability to continue increasing the speed of our service; our ability to provide devices which have a compact enough footprint to be deployed in the locations of a substantial number of strategic partners; our ability to design consumables such as the re-usable end effectors for high volume manufacturing which may in turn affect our ability to minimize the cost of such consumables; our ability to obtain an adhesive that will be used by our lash artists during touch up sessions that will meet our goal to have been evaluated for biocompatibility in accordance with ISO 10993 and have been found biocompatible or other situation which may affect our ability to claim that all the adhesives that we use are safer than current offerings; the perceived advantages or disadvantages of our robotic device compared to alternative eyelash extension methods and treatments; the safety and efficacy of our robotics system relative to alternative eyelash extension methods and treatments; the price of our treatment relative to alternative eyelash extension methods and treatments; our success in expanding our sales and marketing organization; the effectiveness of our marketing, advertising and commercialization initiatives; our success in adding new functionalities to our robotic device; and our ability to obtain and enforce our intellectual property rights and obtain marketing exclusivity for our robotic device and avoid or prevail in any third-party patent interference, patent infringement claims or administrative patent proceedings initiated by third parties or the United States Patent and Trademark Office ("USPTO"). Many of these factors are beyond our control. Accordingly, we cannot assure you that our robotic device will achieve broad market acceptance or be commercially viable. Because we expect to derive substantially all of our revenue for the foreseeable future from services performed by our robotic device, any failure of this product to meet client demand or to achieve meaningful market acceptance will harm our business and future prospects.

- **If our capital investments in developing our robotic device do not achieve appropriate returns, our financial condition and results of operations may be adversely affected.**

  We are currently making, and expect to continue to make, investments to improve the ability to our robotic equipment to separate specific lashes for extension and to improve the placement of an extension on a particular eyelash. We are working on a third-generation machine that is capable of significantly expanding the speed and accuracy of the placement of the extensions, which involves primarily software optimization. Additionally, we are beginning the development of a fourth-generation machine that has the ability to work on both eyes simultaneously. These investments might not provide the anticipated benefits or desired return and our financial condition and results of operations may be adversely affected. In addition, if we are unable to successfully protect any intellectual property rights resulting from our investments, the value received from those investments may be eroded, which could adversely affect our financial condition.

- **If there is not sufficient client demand for our eyelash extension treatment, our financial results and future prospects will be harmed.**

  Our eyelash extension treatment is an elective aesthetic procedure. The decision to undergo the treatment is thus driven by client demand, which may be influenced by a number of factors, such as: the success of our sales and marketing programs; our success in attracting consumers who have not previously undergone eyelash extension treatment; the extent to which our treatment satisfies client expectations; our ability to properly train our lash artists in the use of our device so that our clients do not experience excessive discomfort during treatment or adverse side effects; the cost, safety, and effectiveness of our treatment versus other aesthetic treatments; client sentiment about the benefits and risks of aesthetic procedures generally and our treatment in particular; our clients' perception of the safety of using visible blue light to cure adhesive; the success of any direct-to-consumer marketing efforts we may initiate; and general consumer confidence, which may be impacted by economic and political conditions outside of our control. Our financial performance will be materially harmed in the event we cannot generate significant client demand for the eyelash extension treatment performed with our robotic device. In order to generate repeat and referral business, clients must be satisfied with the effectiveness of our eyelash extension treatment. If clients are not satisfied with the aesthetic benefits of our treatment, we may not be successful in developing repeat clients and client levels may materially decline over time.

- **Changes in consumer tastes, fashion trends and consumer spending patterns may impact our revenue.**

  Our success depends in part on our ability to anticipate, gauge and react in a timely manner to changes in client tastes, fashion trends and consumer spending patterns. If we do not

timely identify and properly respond to evolving trends and changing consumer demands for eyelash treatments, our sales may decline.

- **We may not be able to establish or strengthen our brand.**

  We believe that establishing and strengthening the LUUM brand is critical to achieving widespread acceptance of our eyelash extension treatment, particularly because of the highly competitive nature of the market for aesthetic treatments and eyelash extension treatments. Promoting and positioning our brand will depend largely on the success of our marketing efforts and it is likely that our future marketing efforts will require us to incur significant additional expenses. These brand promotion activities may not yield increased sales and, even if they do, any sales increases may not offset the expenses we incur to promote our brand. If we fail to successfully promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our eyelash extension treatment may not be accepted by clients, which would adversely affect our business, results of operations and financial condition.

- **Our success depends substantially on the value of our brands.**

  Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity, including via social media, or result in litigation. Some of these incidents may relate to our growth strategies, our development efforts, or the ordinary course of our business and may specifically include but are not limited to client allergic contact dermatitis, client irritant contact dermatitis, client allergic conjunctivitis, client irritant conjunctivitis, a client bacterial infection or a client's population density of lash mites. Other incidents may arise from events that may be beyond our control and may damage our brand, such as litigation and claims; security breaches or other fraudulent activities associated with our payment systems; and illegal activity targeted at us or others. Consumer demand for our services and our brand's value could diminish significantly if any such incidents or other matters erode consumer confidence in us or our services, which could result in lower sales and, and in turn could materially and adversely affect our business and operating results.

- **Our success depends, in part, on the quality, performance and safety of our robotic eyelash extension treatment.**

  Any loss of confidence on the part of clients in our robotic eyelash extension treatment or in the materials used in our treatment, whether related to product contamination or product safety or quality failures, actual or perceived, or inclusion of prohibited ingredients, could tarnish the image of our brands and could cause consumers to choose other extension treatments. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product

was distributed. Any such issues or recalls could negatively affect our profitability and brands image.

- **Our success depends on the effectiveness of our marketing and advertising programs.**

  Our marketing and advertising programs may not be successful, which may prevent us from attracting new clients and retaining existing clients. As part of our marketing efforts, we intend to rely on traditional, social and digital advertising, as well as search engine marketing, web advertisements, social media platforms and other digital marketing to attract and retain clients. These efforts may not be successful, resulting in expenses incurred without the benefit of higher revenues or increased employee or client engagement. Clients are increasingly using internet sites and social media to inform their purchasing decisions and to compare prices and feedback from other clients about quality, responsiveness and client service before purchasing services and products. If we are unable to develop successful marketing and advertising strategies, especially for online and social media platforms, or if our competitors develop more effective strategies, we could lose clients and sales could decline. In addition, a variety of risks are associated with the use of social media and digital marketing, including the improper disclosure of proprietary information, negative comments about or negative incidents regarding us, the social media platforms we use or any social media influencers who promote our brands, exposure of personally identifiable information, fraud or out-of-date information. The inappropriate use of social media and digital marketing vehicles by us, our clients, employees, social media influencers or others could increase our costs, lead to litigation or result in negative publicity that could damage our reputation. Many social media platforms immediately publish the content, videos and/or photographs created or uploaded by their subscribers and participants, often without filters or checks on accuracy of the content posted. Information posted on such platforms at any time may be adverse to our interests and/or may be inaccurate. The dissemination of negative information related to our brand could harm our business, prospects, financial condition, and results of operations, regardless of the information's accuracy. The harm may be immediate without affording us an opportunity for redress or correction. The occurrence of any such developments could have an adverse effect on our business results and on our profits.

- **Use of social media may adversely impact our reputation.**

  There has been a substantial increase in the use of social media platforms, including blogs, social media websites and other forms of digital communications, and the influence of social media influencers in the personal-care and beauty industries that allow individuals access to a broad audience of consumers and other persons, including to our clients. Negative commentary regarding us, the services we sell, the social media platforms we use or any social media influencers who promote our brands may be posted on social media platforms or other electronic means at any time and may be adverse to our reputation or business. Clients value readily available information and often act on such information without further investigation and without regard to its accuracy. Any harm to us may be immediate without allowing us an opportunity for redress or correction. We intend to use

direct consumer marketing techniques to create brand awareness and drive client demand in our initial markets, including social media posting, client referrals and social media influencers. We may be unable to fully control such influencers' efforts. Actions taken by these individuals could harm our brand image, reputation, net revenues, profitability and may subject us to fines or other penalties. Our marketing efforts through social media platforms and influencers may not be successful and the availability of these platforms may make it easier for our competitors to compete with us. In addition, a failure of us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of social media could adversely impact our brand, reputation, marketing partners, financial condition, and results of operations or subject us to fines or other penalties. Other risks associated with the use of social media include improper disclosure of proprietary information, exposure of personally identifiable information, fraud, hoaxes or malicious dissemination of false information.

- **The health of the economy in the channels we serve may affect consumer purchases of discretionary items such as beauty services, which could have a material adverse effect on our business, financial condition, profitability and cash flows.**

  Our results of operations may be materially affected by conditions in the capital markets and the economy generally. Uncertainty in the economy could adversely impact consumer purchases of discretionary items, including beauty services. Factors that could affect consumers' willingness to make such discretionary purchases include: general business conditions, levels of employment, interest rates, tax rates, the availability of consumer credit, consumer confidence in future economic conditions and risks related to epidemics or pandemics like COVID-19. In the event of a prolonged economic downturn or acute recession, consumer spending habits could be adversely affected, and we could experience lower than expected net sales. Additionally, volatility and disruption to the capital and credit markets may have a significant, adverse impact on global economic conditions, resulting in recessionary pressures and declines in consumer confidence and economic growth, which, in turn, may lead to declines in consumer spending. Reduced consumer spending could cause changes in client order patterns and changes in the level of merchandise purchased by our clients, and may signify a reset of consumer spending habits, all of which may adversely affect our business, financial condition, profitability and cash flows.

- **Our business is subject to seasonality.**

  We expect that our results will be subject to seasonality fluctuations in that services are typically in higher demand in periods leading up to holidays and the summer season. We believe that this seasonality will yield higher results in the second and fourth quarter of our fiscal year. In addition, our quarterly results may fluctuate significantly, because of several factors, including the timing of studio openings, price increases and promotions, and general economic conditions. Seasonal changes may continue to impact the demand for our services, leading to continued fluctuations in quarterly results as a result of many factors. Timing of consumer purchases will vary each year and sales can be expected to shift from

one quarter to another. In addition, unusual fluctuations in demand for our services could reduce our sales and profit margins, which in turn may materially and adversely affect our business and results of operations.

- **We are subject to payment-related risks.**

  We accept a variety of payment methods for our eyelash extension treatments, including credit cards, debit cards, electronic funds transfers and electronic payment systems. Accordingly, we are, and will continue to be, subject to significant and evolving regulations and compliance requirements, including obligations to implement enhanced authentication processes that could result in increased costs and liability, and reduce the ease of use of certain payment methods. For certain payment methods, including credit and debit cards, as well as electronic payment systems, we pay interchange and other fees, which may increase over time. We rely on independent service providers for payment processing, including credit and debit cards. If these independent service providers become unwilling or unable to provide these services to us or if the cost of using these providers increases, our business could be harmed. We are also subject to payment card association operating rules and agreements, including data security rules and agreements, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for losses incurred by card issuing banks or our clients, subject to fines and higher transaction fees, lose our ability to accept credit or debit card payments from our clients, or process electronic fund transfers or facilitate other types of payments. Any failure to comply with the foregoing rules or requirements could harm our brand, reputation, business and results of operations.

- **We rely on our management team and other key employees and will need additional personnel to grow our business. The loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.**

  Our future success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. The loss of one or more members of our management team or other key employees could materially impact our sales or our research and development programs and materially harm our business, financial condition, results of operations and prospects. We do not maintain key person life insurance policies on any of our management team members or key employees. Competition for highly skilled personnel is intense. We may not be successful in attracting or retaining qualified personnel to fulfill our current or future needs. Our competitors may be successful in recruiting and hiring members of our management team or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all.

- **If we fail to effectively manage our growth, our business, financial condition and results of operations would be harmed.**

  We are a development stage company and are subject to the strains of ongoing development and growth, which has placed significant demands on our management and our operational and financial infrastructure. To manage any growth effectively, we must continue to improve our operational, financial and management systems and controls by, among other things: effectively attracting, training and integrating new employees, particularly trained and licensed eyelash technicians and members of our sales, business development, marketing and research and development teams; further improving our key business applications, processes and IT infrastructure to support our business needs; enhancing our information and communication systems to ensure that our employees and offices around the world are well coordinated and can effectively communicate with each other and our channel partners and clients; and appropriately documenting and testing our IT systems and business processes. These and other improvements in our systems and controls will require significant capital expenditures and the allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage growth and ensure ongoing operation of key business systems would be impaired, and our business, financial condition and results of operations would be harmed.

- **It is important for us to attract, train, and retain talented eyelash artists.**

  Client loyalty is partly dependent upon the eyelash artists who serve our clients. We are in the process of developing a specialized training program for our artists as part of our commercialization plans. Our ability to hire, train and retain qualified, licensed eyelash artists is key to a supportive client experience that creates repeat visits. In order for us to grow business and our brand, it is important to adequately staff our studios. Because the eyelash extension industry is highly fragmented and comprised of many independent operators, the market for trained eyelash artists is typically highly competitive. In addition, increases in minimum wage requirements may impact the number of eyelash artists considering careers outside the beauty industry. Offering competitive wages, benefits, education and training programs are important elements to attracting and retaining qualified eyelash artists. If we are not successful in attracting, training and retaining eyelash artists, we could experience periods of variability or sales could decline and our results of operations could be adversely affected.

- **We rely on third parties to assist in the development and manufacturing of our technology. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to successfully commercialize our robotic device.**

  As we move toward commercialization, we intend to use third-party engineering and industrial design firms to assist us in creating the final design, specifications and requirements of our next generation devices. We also intend to develop a manufacturing

specification that can be used by a contract manufacturing firm to produce our robotic equipment at commercial scale. We also use third parties to perform development and programming of computer vision techniques and neural networks, and to optimize our software for speed of execution on our systems' CPUs and GPUs. These third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control the amount or timing of resources that they devote to our programs or manage the risks associated with their activities on our behalf. If a third party is unable to produce the device in sufficient quantities to meet anticipated demand, our revenues, business and financial prospects would be harmed. Our agreements with third parties may allow termination by the counterparties in certain circumstances with little or no advance notice to us. If these third parties do not comply with their contractual duties or obligations to us, or if they experience work stoppages, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our development protocols or for any other reason, we may need to secure new arrangements with alternative third parties, which could be difficult and costly. In such event, the development and manufacturing of our robotic device may extended or delayed. The failure of any potential third party to perform adequately or the termination of any arrangements with any of them may adversely affect our business.

- **We are dependent upon third-party suppliers and, in some cases, sole suppliers, for the majority of the components in our robotic device and the materials used in our eyelash extension treatment, making us vulnerable to supply shortages and price fluctuations, which could harm our business.**

We rely on several sole source suppliers for certain components of our robotic device, adhesives used in the eyelash extension treatment and the eyelash extensions themselves. These sole suppliers, and any of our other suppliers, may be unwilling or unable to supply these components and materials reliably and at the levels we anticipate or are required. For us to be successful, our third-party suppliers must be able to provide components and supplies in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable costs and on a timely basis. An interruption in our developmental and commercial operations could occur if we or encounter delays or difficulties in securing these components or supplies and if we cannot then obtain an acceptable substitute. Transitioning to new third-party suppliers for certain components of our device, may involve significant software updates and testing to assure continued functionality. While we have not experienced any significant shortage in the supply of electrical components, we are aware that silicon chip shortages are affecting manufacturing on a worldwide basis and there can be no assurance that we will not be affected by those shortages in the future. In addition, we obtain the CA adhesive used in our treatment from a sole source. Although we have the ability to utilize other adhesives, the use of alternatives could affect the quality of the treatments we provide. From time to time, supply chain issues related to the COVID-19 pandemic have limited the availability of this adhesive. Although we intend to retain a supply of this adhesive necessary for our expected needs, there can be no assurance that we will not be effected by future supply shortages. We may also obtain the eyelash extensions used in our treatment from a sole source.

Although the extension material is available from a number of sources, our supplier will provide the extension material in packaging that we are able to load into our robotic equipment. Our suppliers may be adversely impacted by economic weakness and uncertainty, such as increased commodity prices, increased fuel costs, tight credit markets and various other factors. In such an environment, our suppliers may seek to change the terms on which they do business with us in order to lessen the impact of any current and future economic challenges on their businesses or may cease or suspend operations. If we are forced to renegotiate the terms upon which we conduct business with our suppliers or find alternative suppliers to provide key components or supplies, it could materially and adversely affect our business and results of operations. As we move toward commercialization, where practicable, we intend to seek second-source manufacturers for certain of our components and supplies. However, we cannot provide assurance that we will be successful in establishing second-source manufacturers or that the second-source manufacturers will be able to satisfy commercial demand for our services. If any of these risks materialize, costs could significantly increase and the development of our device and ability to meet demand for our services products could be impacted.

- **The high level of competition we face could materially and adversely affect our business.**

We primarily compete with small sole proprietorships or owner-operated salons that provide a range of style and beauty treatments. We may not be able to compete effectively in the markets in which we operate. Competitors may attempt to copy our business model, or portions thereof, which could erode our market share and brand recognition and impair our growth rate and profitability. Furthermore, we may face increased competition if we increase our price or if discretionary spending declines. Such increase in competition, could materially and adversely affect our results of operations and financial condition.

- **The COVID-19 pandemic or the widespread outbreak of any other communicable disease could materially and adversely affect our business, financial condition and results of operations.**

We face risks related to health epidemics or outbreaks of communicable diseases, for example, the recent outbreak around the world of the highly transmissible and pathogenic coronavirus COVID-19. The outbreak of such communicable diseases could result in a widespread health crisis that could adversely affect general commercial activity and the economies and financial markets of many countries. In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China and on March 11, 2020 was declared a pandemic by the World Health Organization. To limit the spread of COVID-19, governments have taken various actions from time to time including the issuance of travel restrictions, complete or partial prohibitions of non-essential activities, restrictions or shutdowns of non-essential businesses, stay-at-home orders and social distancing guidelines. Some of these actions have varied from initial responses, pivoting between full or complete to partial or limited restrictions depending upon local or regional conditions. As local jurisdictions continue to impose new restrictions or alter existing ones,

our ability to continue to operate our business may also be limited. Such events may result in a period of business, supply and manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. The global spread of COVID-19 has created significant volatility and uncertainty in global financial markets and may materially affect us economically and such conditions continue to persist. While the potential economic impact brought by, and the duration of, the COVID-19 or another pandemic may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 or another similar pandemic could materially affect our business and the value of our common stock. The COVID-19 outbreak may also affect the ability of our staff and the parties we work with to carry out our product development and manufacturing activities. We rely on our research and development employees, consultants, independent contractors, contract manufacturers and other third-party service providers to assist us in developing, producing and marketing our products. We believe that the COVID-19 pandemic may negatively impact the ability of these parties to provide us with the level of resources and services required for us to successfully develop, produce and sell our products. From time to time, our ability to provide fabrication services to potential clients has also been affected. The extent to which the COVID-19 or another world-wide pandemic may impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration and geographic reach of the outbreak, the severity of the outbreak in particular regions, the effectiveness of actions to contain COVID-19 or another communicable disease and the availability and cost of vaccines and other treatments for those affected by the pandemic.

- **Epidemics, pandemics like COVID-19, natural disasters, or other catastrophes or crises that have and could continue to have a material adverse effect on our business, financial condition, profitability, and cash flows.**

  Epidemics, pandemics, or other public health crises, natural disasters, such as hurricanes, tornados, wildfires, earthquakes, and mudslides, as well as acts of violence or terrorism, may result physical damage to our properties, the temporary closing of our studios, the temporary lack of an adequate work force, the temporary or long-term disruption in the supply of products (or a substantial increase in the cost of those products) from domestic or foreign suppliers, the temporary disruption in the delivery of supplies (or a substantial increase in the cost of those deliveries), the temporary reduction in the availability of supplies and/or the temporary reduction in visits to studios by clients. Accordingly, if one or more epidemics, pandemics, natural disasters, and/or acts of violence or terrorism were to occur, it could have a material adverse effect on our business, financial condition, profitability, and cash flows or may require us to incur increased costs.

- **Significant disruptions of information technology systems or breaches of data security could materially adversely affect our business, results of operations and financial condition.**

  We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. Our machines in the field will collect and relay large amounts of data to other parts of our business, and our machines will receive software updates critical to our business success over such information technology systems. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

- **Cybersecurity incidents could result in the compromise of potentially sensitive information about our clients, employees, vendors or our company and expose us to business disruption, negative publicity, costly government enforcement actions or private litigation and our reputation could suffer.**

  The normal operations of our business and our new investments in technology involve processing, transmission and storage of potentially personal information about our clients as well as employees, vendors and our Company. Cyber-attacks designed to gain access to sensitive information by breaching mission critical systems of large organizations and their third-party vendors are constantly evolving, and high profile electronic security breaches leading to unauthorized release of sensitive client information have occurred at a number of large U.S. companies in recent years. Despite the security measures and processes we have in place, our efforts, and those of our third-party vendors, to protect sensitive client, company and employee information may not be successful in preventing a breach in our systems or detecting and responding to a breach on a timely basis. As a result of a security incident or breach in our systems, our systems could be interrupted or damaged, or sensitive information could be accessed by third parties. If that occurred, our clients could lose confidence in our ability to protect their information, which could cause them to stop visiting our studios altogether. Such events could lead to lost future sales and adversely affect our results of operations. In addition, as the regulatory environment relating to retailers and other companies' obligations to protect sensitive data becomes stricter, a material failure on our part to comply with applicable regulations could subject us to fines or other regulatory sanctions and potentially to lawsuits with the possibility of substantial damages. These laws are changing rapidly and vary among jurisdictions. More broadly, our incident response preparedness and disaster recovery planning efforts may be inadequate or ill-suited for a security incident and we could suffer disruption of operations or adverse effects to our operating results.

- **Our employees or others may engage in misconduct or other improper activities, including noncompliance with our policies and procedures.**

  We are exposed to the risk of misconduct or other improper activities by our employees and third parties such as independent contractors or agents. Misconduct by employees, independent contractors, or agents could include inadvertent or intentional failures to comply with our policies and procedures, the laws and regulations to which we are subject, and/or ethical, social, product, labor, and environmental standards. Our current and former employees or independent contractors may also become subject to allegations of sexual harassment, racial and gender discrimination, or other similar misconduct, which, regardless or the ultimate outcome, may result in adverse publicity that could significantly harm our brand, reputation, and operations. Employee misconduct could also involve improper use of information obtained in the course of the employees' prior or current employment, which could result in legal or regulatory action and harm to our reputation.

- **Product liability suits could be brought against us for defective design, workmanship, or misuse of our robotic device, and could result in expensive and time-consuming**

**litigation, payment of substantial damages, an increase in our insurance rates and substantial harm to our reputation.**

If our robotic device is defectively designed, manufactured, contains defective components, or is misused, we may become subject to substantial and costly litigation by our clients. Misuse of our robotic device or failure to adhere to operating guidelines may cause skin damage or other bodily harm and, if our operating guidelines are found to be inadequate, we may be subject to liability. Furthermore, if a client is injured in an unexpected manner or suffers unanticipated adverse events after undergoing our treatment, even if the procedure was performed in accordance with our operating guidelines, we may be subject to product liability claims. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in: decreased demand for the our robotic device or any future products or services; damage to our reputation; costs to defend the related litigation; a diversion of management's time and our resources; regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions; loss of revenue; and the inability to commercialize any future devices or products. Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could inhibit commercialization of our robotic device. We carry product liability insurance in the amount of $2,000,000 in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

- **If the FDA determines that our that LUUM Precision Lash Technology™ is a medical device, our ability to successfully commercialize and market our technology could be materially and adversely affected.**

We have assessed the regulatory status of our LUUM Precision Lash Technology™ under the law and FDA regulations and concluded that it is a cosmetic and not a medical device. However, there is no guarantee that FDA will agree with our assessment. In the event that FDA were to disagree with our assessment, our LUUM Precision Lash Technology™ could be subject to regulation as a medical device. The statutory and regulatory requirements applicable to medical devices are extensive and require significant resources and time to ensure compliance. If our LUUM Precision Lash Technology™ is subject to FDA regulation as a medical device, we would require FDA clearance or approval before it could be used, and we would potentially have to alter its intended uses. Other FDA requirements applicable to

medical devices include, but are not limited to, registration and listing, labeling, good manufacturing practice, and medical device complaint and adverse event record-keeping and reporting. We also may be subject to FDA enforcement actions, including but not limited to seizure and recall of our products, injunctions and civil and criminal penalties. We may also be forced to alter some of the claims that we make for LUUM Precision Lash Technology™. Compliance with any FDA requirements applicable to our technology as a medical device would be expensive and would significantly delay our ability to commercialize and market our technology. We may not have sufficient resources to conduct any required clinical trials or to ensure compliance with the manufacturing and approval requirements applicable to medical devices. If the FDA determines that any of our products intended to be sold as cosmetics should be classified and regulated as medical device products and we are unable to comply with applicable requirements, we may be unable to continue to market those products. Any inquiry into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could damage our reputation and image in the marketplace.

- **Our business may be subject to extensive regulation**

While the FDA does not currently require pre-market approval for products intended to be sold as cosmetics, the FDA may in the future require pre-market approval, clearance or registration/notification of cosmetic products, establishments or manufacturing facilities. In recent years, the FDA has issued warning letters to several cosmetic companies alleging improper claims regarding their cosmetic products. If the FDA determines that we have disseminated inappropriate claims for our products intended to be sold as cosmetics, we could receive a warning or untitled letter, be required to modify our product claims or take other actions to satisfy the FDA. In addition, plaintiffs' lawyers have filed class action lawsuits against cosmetic companies after receipt of these types of FDA warning letters. There can be no assurance that we will not be subject to state and federal government actions or class action lawsuits, which could harm our business, financial condition and results of operations. Additional state and federal requirements may be imposed on consumer products as well as cosmetics, cosmetic ingredients, or the labeling and packaging of products intended for use as cosmetics. For example, several lawmakers are currently focused on giving the FDA additional authority to regulate cosmetics and their ingredients. This increased authority could require the FDA to impose increased testing and manufacturing requirements on cosmetic manufacturers or cosmetics or their ingredients before they may be marketed. We also are subject to regulation by the Consumer Products Safety Commission (CPSC) under the provisions of the Consumer Product Safety Act, as amended by the Consumer Product Safety Improvement Act of 2008. These statutes and the related regulations ban from the market consumer products that fail to comply with applicable product safety laws, regulations and standards. The CPSC has the authority to require the recall, repair, replacement or refund of any such banned products or products that otherwise create a substantial risk of injury and may seek penalties for regulatory noncompliance under certain circumstances. The CPSC also requires manufacturers of consumer products to report certain types of information to the CPSC regarding products that fail to comply with applicable regulations. Certain state laws also address the safety of consumer products, and mandate reporting requirements, and noncompliance may result in

penalties or other regulatory action. Our products are also subject to state laws and regulations, such as the California Safe Drinking Water and Toxic Enforcement Act, also known as "Prop 65," and failure to comply with such laws may also result in lawsuits and regulatory enforcement that could have a material adverse effect on our business, financial condition and results of operations. States also typically have a board such as the California Board of Barbering and Cosmetology which protects consumers by licensing and regulating the state's barbering and beauty industry. Our business will require employees who are licensed by such boards, and it is possible that they could increase the licensing requirements on beauticians, cosmetologists, and estheticians who use robotic equipment, which in turn could negatively affect our results by making it harder to expand into and grow in certain states by making employees more difficult or expensive to find and hire. Our locations will also need establishment licenses from such boards, and it is possible that they could increase the licensing requirements for such establishments who use robotic equipment, which in turn could negatively affect our results by making it harder to expand into and grow in certain states by increasing the cost to build out new locations. Finally, though such boards do not typically regulate the equipment used in such practices, it is possible that in some states a board could refuse to license establishments who use robotic equipment to perform cosmetic procedures.

- **Our facilities and those of our third-party manufacturers are subject to inspection and regulation under the Federal Food, Drug and Cosmetic Act (the "FDCA") and FDA implementing regulations.**

  Our facilities and those of our third-party manufacturers are subject to regulation under the FDCA and FDA implementing regulations. The FDA and certain state authorities may inspect all of our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with provisions of the FDCA and FDA regulations. Our operations could be harmed if regulatory authorities make determinations that we, or our vendors, are not in compliance with the law.

- **Increased statutory or regulatory requirements applicable to our business are likely to significantly increase our costs and may have a material adverse effect on our results of operations.**

  Government regulations and private party actions relating to the marketing and advertising of our products and services may restrict, inhibit or delay our ability to sell our products and harm our business, financial condition and results of operations. Government authorities regulate advertising and product claims regarding the performance and benefits of our products. These regulatory authorities typically require a reasonable basis to support any marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that the efforts that we undertake to support our claims will be deemed adequate for any particular product or claim. A significant area of risk for such activities relates to improper or unsubstantiated claims about our products and their use or safety. If we are unable to show adequate substantiation for our product claims, or our promotional materials make claims that

exceed the scope of allowed claims for the classification of the specific product, whether cosmetics, medical device products or other consumer products that we offer, the FDA, the Federal Trade Commission or other regulatory authorities could take enforcement action or impose penalties, such as monetary consumer redress, requiring us to revise our marketing materials, amend our claims or stop selling certain products, all of which could harm our business, financial condition and results of operations. Any regulatory action or penalty could lead to private party actions, or private parties could seek to challenge our claims even in the absence of formal regulatory actions which could harm our business, financial condition and results of operations.

- **Changing regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and harm our brands in a manner that adversely affects our business.**

  The jurisdictions in which we operate are increasingly adopting or revising privacy, information security and data protection laws and regulations ("Privacy and Data Protection Laws") that could have a significant impact on our current and planned privacy, data protection and information security related practices, including our collection, use, sharing, retention and safeguarding of client and/or employee information, and some of our current or planned business activities. This includes increased privacy related legislative and enforcement activity at both the federal level and the state level, including the implementation of the California Consumer Protection Act (the "CCPA"), which came into effect in January 2020, the California Privacy Rights Act (the "CPRA") which will take effect on January 1, 2023, as well as other state laws. We may need to take measures to ensure compliance with new, evolving and existing requirements contained in the CCPA, the CPRA, and other Privacy and Data Protection Laws and to address client concerns related to their rights under any such Privacy and Data Protection Laws. We also may need to continue to make adjustments to our compliance efforts as more clarification and guidance on the requirements of the CCPA, the CPRA and other Privacy and Data Protection Laws becomes available. We are also subject to the Payment Card Industry ("PCI") Data Security Standard, which is a security standard designed to protect payment card data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, which could subject us to substantial fines and penalties. Our ongoing efforts to ensure our and our affiliated entities' compliance with the CCPA, the CPRA and other existing or future Privacy and Data Protection Laws affecting client or employee data to which we are subject could result in additional costs and operational disruptions. Our and our affiliated entities or services providers' failure to comply with such laws could result in potentially significant regulatory investigations or government actions, litigation, operational disruptions, penalties or remediation and other costs, as well as adverse publicity, loss of sales and profits and an increase in fees payable to third parties. All of these implications could adversely affect our revenues, results of operations or business and financial condition.

- **Our business may be affected by litigation and government investigations.**

  We may from time to time receive inquiries and subpoenas and other types of information requests from government authorities and others and we may become subject to claims and other actions related to our business activities. While the ultimate outcome of investigations, inquiries, information requests and legal proceedings is difficult to predict, defense of litigation claims can be expensive, time-consuming and distracting, and adverse resolutions or settlements of those matters may result in, among other things, modification of our business practices, costs and significant payments, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

- **Any failure by us to protect our proprietary technologies or maintain the right to use certain technologies may negatively affect our ability to compete.**

  To compete effectively, we must protect our intellectual property. We rely on a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. We hold numerous patents and have a number of pending patent applications. However, our portfolio of patents evolves as new patents are issued and older patents expire and the expiration of patents could have a negative effect on our ability to prevent competitors from duplicating certain or all of our products. We might not succeed in obtaining patents from any of our pending applications. Even if we are awarded patents, they may not provide any meaningful protection or commercial advantage to us, as they may not be of sufficient scope or strength or may not be issued in all countries where our products can be sold. In addition, our competitors may challenge, invalidate or be able to design around our patents. Failure to obtain trademark registrations could compromise our ability to fully protect our trademarks and brands and could increase the risk of challenge from third parties to our use of our trademarks and brands. Effective intellectual property protection may be unavailable or limited in some foreign countries in which we may operate. There can be no assurance that an issued patent will remain valid and enforceable in a court of law through the entire patent term. Should the validity of a patent be challenged, the legal process associated with defending the patent can be costly and time consuming. Issued patents can be subject to oppositions, interferences and other third-party challenges that can result in the revocation of the patent or limit patent claims such that patent coverage lacks sufficient breadth to protect subject matter that is commercially relevant. Competitors may be able to circumvent our patents. In cases where market ramp of our products may encounter delays it is possible that some patents or licensed patents covering the product has expired or will be in force for only a short period of time following such market ramp. We cannot predict with any certainty if any third- party patent rights, or other proprietary rights, will be deemed infringed by the use of our technology. Nor can we predict with certainty which, if any, of these rights will or may be asserted against us by third parties. To protect our product technology, documentation and other proprietary information, we enter into confidentiality agreements with our employees, customers, consultants and strategic

partners. We require our employees to acknowledge their obligation to maintain confidentiality with respect to our products. Despite these efforts, we cannot guarantee that these parties will maintain the confidentiality of our proprietary information in the course of future employment or working with other business partners. Steps we take to protect our proprietary information may not be adequate to prevent theft of our technology. We may not be able to prevent our competitors from independently developing technologies and products that are similar to or better than ours. Vigorous protection and pursuit of intellectual property rights or positions characterize the robotics industry. This often results in expensive and lengthy litigation. We, and our customers or suppliers, may be accused of infringing patents or other intellectual property rights owned by third parties in the future. An adverse result in any litigation against us or a customer or supplier could force us to pay substantial damages, stop manufacturing, using and selling the infringing equipment, services, or products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology or find appropriate licenses on reasonable terms or at all. Patent disputes in the robotics industry between industry participants are often settled through cross-licensing arrangements. Our portfolio of patents may not have the breadth to enable us to settle an alleged patent infringement claim through a cross-licensing arrangement, especially for patent disputes brought by non-practicing entities (patent holders who do not manufacture products but only seek to monetize patent rights) that cannot be settled through cross-licensing and cannot be avoided through cross-licensing with industry practitioners. We may therefore be more exposed to third-party claims than some of our larger competitors and customers. Customers may make claims against us in connection with infringement claims made against them that are alleged to relate to our products or components included in our products, even where we obtain the components from a supplier. In such cases, we may incur monetary losses due to cost of defense, settlement or damage award and non-monetary losses as a result of diverting valuable internal resources to litigation support. To the extent that claims against us or our customers relate to third-party intellectual property integrated into our products, there is no assurance that we will be fully or even partially indemnified by our suppliers against any losses. Furthermore, we may initiate claims or litigation against third parties for infringing our proprietary rights or to establish the validity of our proprietary rights. This could consume significant resources and divert the efforts of our technical and management personnel, regardless of the litigation's outcome.

- **We do not anticipate paying dividends on our common stock, and investors may lose the entire amount of their investment.**

  Cash dividends have never been declared or paid on our common stock, and we do not anticipate such a declaration or payment for the foreseeable future. Any future determination about the payment of dividends will be made at the discretion of our board of directors and will depend upon our earnings, if any, capital requirements, operating and financial conditions, contractual restrictions, including any loan or debt financing agreements, and on such other factors as our board of directors deems relevant. In addition, we may enter into agreements in the future that could contain restrictions on payments of cash dividends. We expect to use future earnings, if any, to fund business

growth. Therefore, stockholders will not receive any funds absent a sale of their shares of our common stock. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates. We cannot assure stockholders of a positive return on their investment when they sell their shares of our common stock, nor can we assure that stockholders will not lose the entire amount of their investment.

## FINANCIAL INFORMATION

This section should be read in conjunction with our financial statements that are attached to this report as Exhibit A.

Operating Results:

- How long can the business operate without revenue:

  We have generated $2,110 in revenue from lash treatments in our Oakland Lash Lab during 2022 in order to test the market, though the revenue was not a significant part of our 2022 results. We intend to launch our pilot with our cosmetics retailing partner in 2023 which would establish our first significant revenues, however, most of our operating expenses will still be paid for with investment funds, and if there is a delay in the revenue stream, it won't significantly effect our ability to continue.

- Foreseeable major expenses based on projections:

  Major expenses in the coming period will be salaries of our R&D staff, design services from our product design partners, and components for new equipment. These expenses will total approximately $2.0 million in 2023.

- Future operational challenges:

  The operational challenges we will face in the near future are related to the execution of our pilot in the store of our cosmetics retailing partner. We will also be trying to sign agreements with additional partners.

- Future challenges related to capital resources:

  Once we have the resultant data from the pilot and additional customers, we will need to use these results to raise the financing necessary to design and build our LT4 machine. We intend to raise an additional $7.6M primarily from venture capital firms and angel investors.

- Future milestones and events:

  We believe the launching of our pilot with our major cosmetics retailing partner in 2023 will significantly increase our ability to attract financing as well as signing on other partners to take delivery of machines in the future.

## LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2022, the Company had cash of $762,211.00. The Company intends to raise additional funds through selling convertible notes and equity financing.

Debt:

- **Creditor:** Silicon Valley Bank
  **Amount Owed:** $ 164,102.52
  **Interest Rate:** 8.0%
  **Maturity Date:** March 01, 2023
  The loan terms were amended December 21, 2022, and are currently being amended again. The balance shown is as of 12/31/2022. SVB holds a warrant to purchase 161,958 shares of Wink Robotics, Inc. dba LUUM stock. There will be an additional payment of at least $100,000 due at loan maturity.

- **Creditor:** Employees deferred salary
  **Amount Owed:** $ 482,431.26
  **Interest Rate:** 8.0%
  **Maturity Date:** January 01, 2030
  The company has been deferring salary since the beginning of the pandemic in order to conserve cash. The amount shown is as of Dec. 31, 2022. The deferred salary is payable upon the consummation of a Series A financing of which our current financings do not qualify. There is actually no formal "maturity date."

- **Creditor:** Martin Tremblay
  **Amount Owed:** $30,300.42
  **Interest Rate:** 8.0%
  **Maturity Date:** TBD
  The amount shown is the principal as of 12/31/2022. The balance shall be payable on the date (the "Date of Maturity") upon which the Company has raised an aggregate of $7,000,000 in debt and/or equity after the date of December 14, 2021 (the "Date of Maturity").

- **Creditor:** Tim Klohck
  **Amount Owed:** $ 24,786.29
  **Interest Rate:** 8.0%
  **Maturity Date:** TBD
  The amount shown is the principal as of 12/31/2022. The balance shall be payable on the date (the "Date of Maturity") upon which the Company has raised an aggregate of $7,000,000 in debt and/or equity after the date of January 16, 2022.

- **Creditor:** Prasad Nair
  **Amount Owed:** $ 67,650.29

**Interest Rate:** 8.0%
**Maturity Date:** TBD
The amount shown is the principal as of 12/31/2022. The balance shall be payable on the date (the "Date of Maturity") upon which the Company has raised an aggregate of $7,000,000 in debt and/or equity after the date of October 31, 2022.

- **Creditor:** Mike Hughes
  **Amount Owed:** $ 35,633.89
  **Interest Rate:** 8.0%
  **Maturity Date:** TBD
  The amount shown is the principal as of 12/31/2022. The balance shall be payable on the date (the "Date of Maturity") upon which the Company has raised an aggregate of $7,000,000 in debt and/or equity after the date of October 31, 2022.

- **Creditor:** Jaiveer Singh
  **Amount Owed:** $ 5,464.25
  **Interest Rate:** 8.0%
  **Maturity Date:** TBD
  The amount shown is the principal as of 12/31/2022. The balance shall be payable on the date (the "Date of Maturity") upon which the Company has raised an aggregate of $7,000,000 in debt and/or equity after the date of August 16, 2022.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

**Name:** Lynn Heublein

Lynn Heublein's current primary role is with Skin Spirit. Lynn Heublein currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Executive Chairwoman and Co-founder
  **Dates of Service:** June 16, 2017 - Present
  **Responsibilities:** Guiding the work of the board of directors and serving as the board's interface between the CEO and the board. She is compensated by vesting of her founders preferred shares of LUUM.

- **Position:** Director and Co-Founder
  **Dates of Service:** June 15, 2017 - Present

**Responsibilities:** Directing company strategy, hiring and firing CEO, For this she was compensated by vesting of her founders preferred shares of LUUM.

Other business experience in the past three years:

- **Employer:** Skin Spirit
  **Title:** CEO and Co-founder
  **Dates of Service:** April 01, 2002 - Present

  **Responsibilities:** Leading the strategy and operation of the company.


**Name:** Robert Siegel

Robert Siegel's current primary role is with Stanford Graduate School of Business. Robert Siegel currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** July 15, 2017 - Present
  **Responsibilities:** Directing strategy of the company, hiring and firing the CEO. This position is not paid.

Other business experience in the past three years:

- **Employer:** Stanford Graduate School of Business
  **Title:** Lecturer in Management
  **Dates of Service:** May 01, 2011 - Present

  **Responsibilities:** Teaching


Other business experience in the past three years:

- **Employer:** XSeed Capital
  **Title:** General Partner
  **Dates of Service:** January 01, 2008 - Present

  **Responsibilities:** Making and managing investments


Other business experience in the past three years:

- **Employer:** Piva
  **Title:** Venture Partner
  **Dates of Service:** December 01, 2019 - Present

  **Responsibilities:** Making and managing investments

Other business experience in the past three years:

- **Employer:** Step Ahead Capital
  **Title:** Venture Advisor
  **Dates of Service:** May 01, 2021 - Present

  **Responsibilities:** Advising investors.

Other business experience in the past three years:

- **Employer:** Avochato Inc.
  **Title:** Director
  **Dates of Service:** June 01, 2015 - Present

  **Responsibilities:** Directing strategy of the company, hiring and firing the CEO.

Other business experience in the past three years:

- **Employer:** TTTech Auto
  **Title:** Member of the Supervisory Board
  **Dates of Service:** May 01, 2012 - Present

  **Responsibilities:** Advising

Other business experience in the past three years:

- **Employer:** Tulco, LLC
  **Title:** Member of the Board of Advisors
  **Dates of Service:** July 01, 2017 - Present

  **Responsibilities:** Advising

Other business experience in the past three years:

- **Employer:** HERE Technologies
  **Title:** Member, Industry Advisory Board
  **Dates of Service:** June 01, 2017 - Present

  **Responsibilities:** Advising

Other business experience in the past three years:

- **Employer:** Stanford Angels & Entrepreneurs

**Title:** Co-President Emeritus
**Dates of Service:** January 01, 2014 - Present

**Responsibilities:** Advising

Other business experience in the past three years:

- **Employer:** SmartDrive Systems
  **Title:** Member of the Board of Directors
  **Dates of Service:** January 01, 2007 - October 01, 2020

  **Responsibilities:** Directing company strategy, hiring and firing the CEO

**Name:** Nathan Harding

Nathan Harding's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Director, and Co-founder
  **Dates of Service:** November 15, 2021 - Present
  **Responsibilities:** Setting company strategy, directing day to day business of the company. For this role, he was compensated with a salary of $150,000 and vesting of his founders preferred shares in LUUM.

Other business experience in the past three years:

- **Employer:** LUUM
  **Title:** CTO, Director, and Co-founder
  **Dates of Service:** December 11, 2019 - November 15, 2021

  **Responsibilities:** Directing the technology development of the company. For this he was compensated with a salary of $150,000 and vesting of his founders preferred shares of LUUM.

Other business experience in the past three years:

- **Employer:** LUUM
  **Title:** CEO, Director, and Co-founder
  **Dates of Service:** June 15, 2017 - December 11, 2019

  **Responsibilities:** Directing company strategy and managing the day-to-day business of the company. For this he was compensated with a salary of $150,000 and vesting of his founders preferred shares of LUUM.

Other business experience in the past three years:

- **Employer:** Exploration Robotics
  **Title:** Director
  **Dates of Service:** October 01, 2019 - Present

  **Responsibilities:** directing company strategy, hiring and firing CEO

**Name:** Kurt Amundson

Kurt Amundson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Engineering and Co-founder
  **Dates of Service:** June 15, 2017 - Present
  **Responsibilities:** Directing the day-to-day engineering tasks of the company. For this he is compensated with a salary of $170,000 and vesting of his founders preferred shares of LUUM.

**Name:** Rachel Gold

Rachel Gold's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer & Co-founder
  **Dates of Service:** April 01, 2019 - Present
  **Responsibilities:** Managing the marketing of both our service and the marketing of the company as an investment, Designing the client experience. For this she is compensated with vesting of her stock options.

Other business experience in the past three years:

- **Employer:** Elephant
  **Title:** VP Strategy
  **Dates of Service:** February 01, 2018 - February 01, 2019
  **Responsibilities:** Directing strategic brand development for clients.

## PRINCIPAL SECURITIES HOLDERS

Title of class: Series Seed-1 Preferred Stock
Stockholder Name: Foundation Capital VIII, L.P. (Foundation Capital VIII, L.P. is an investment fund which has no 20% or greater owners, and it is managed by Foundation Capital Management Co. VIII, LLC which employs Joanne Chen to manage all matters related to Wink Robotics, Inc. dba LUUM. Owners of the fund Foundation Capital VIII, L.P. are passive and take no role in the management of its investments.)
Amount and nature of Beneficial ownership: 7,212,103

Percent of fully diluted capitalization: 16.5

Title of class: Founders Preferred Stock
Stockholder Name: Nathan H. Harding and Gabriela M. Harding, Trustees, The Harding Family Trust
Dated: June 30, 2014
Amount and nature of Beneficial ownership: 5,250,000
Percent of fully diluted capitalization: See below for total

Title of class: Non-voting Common Stock
Stockholder Name: Nathan H. Harding and Gabriela M. Harding, Trustees, The Harding Family Trust
Dated: June 30, 2014
Amount and nature of Beneficial ownership: 189,393
Percent of fully diluted capitalization: 14.1

Title of class: Founders Preferred Stock
Stockholder Name: Lynn Heublein
Amount and nature of Beneficial ownership: 2,200,000
Percent of fully diluted capitalization: See below for total

Title of class: Series Seed-1 Preferred Stock
Stockholder Name: Lynn Heublein
Amount and nature of Beneficial ownership: 859,522
Percent of fully diluted capitalization: See below for total

Title of class: Series Seed Preferred Stock
Stockholder Name: Lynn Heublein
Amount and nature of Beneficial ownership: 465,116
Percent of fully diluted capitalization: 9.2

## RELATED PARTY TRANSACTIONS

- **Name of Entity:** Philippe Sanchez
  **Relationship to Company:** Former CEO and Director
  **Nature / amount of interest in the transaction:** Mr. Sanchez previously exercised his stock options early using some of his cash and a note from the Company which is shown on as an asset on our financial statements. When Mr. Sanchez recently exited the company, the note was canceled, and a note was issued to Mr. Sanchez.
  **Material Terms:** Mr. Sanchez will be paid approximately $330,000 plus accrued interest if the company has completed equity financings that yield an aggregate of $20M after the date of Nov. 1, 2021.

- **Name of Entity:** Nathan Harding
  **Relationship to Company:** Current CEO

**Nature / amount of interest in the transaction:** Mr. Harding purchased a demand note from the company in the amount of $140,000 in November of 2021.
**Material Terms:** Mr. Harding was paid back with 3% interest in January of 2022.

## OUR COMPANY SECURITIES

The company has authorized Series Seed Preferred Stock, Series Seed-1 Preferred Stock, Founders Preferred Stock, Convertible Notes Series 2022A, Nonvoting Common Stock, and Voting Common Stock.

- **Series Seed Preferred Stock**

  The amount of security authorized is 4,651,162 with a total of 4,651,162 outstanding.

  **Voting Rights:**

  1 vote per share

  **Material Rights:**

  Dividend Rights

  The holders of shares of Series Seed Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock or Founders Preferred Stock of this Corporation, at the rate of $0.0344 per share of Series Seed Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of such series of Preferred Stock then held by them; payable when, as and if declared by the Board of Directors. (*See Exhibit F for additional detail)*

  Liquidation Rights

  In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Series Seed Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock or Founders Preferred Stock, by reason of their ownership thereof, an amount per share equal to $0.43 per share of Series Seed Preferred Stock each outstanding share of Series Seed Preferred Stock then held by them, plus any declared or accrued but unpaid dividends. (*See Exhibit F for additional detail)*

  Conversion Rights

The holders of shares of Series Seed Preferred Stock shall be entitled to conversion rights as outlined in Exhibit F.

- **Series Seed-1 Preferred Stock**

The amount of security authorized is 19,845,992 with a total of 18,127,423 outstanding.

**Voting Rights:**

1 vote per share

**Material Rights:**

Dividend Rights

The holders of shares of Series Seed-1 Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock or Founders Preferred Stock of this Corporation, at the rate of $0.0464 per share of Series Seed-1 Preferred Stock (as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of Series Seed-1 Preferred Stock then held by them; payable when, as and if declared by the Board of Directors. (*See Exhibit F for additional detail*)

Liquidation Rights

In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Series Seed-1 Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock or Founders Preferred Stock, by reason of their ownership thereof, an amount per share equal to $0.5798 per share of Series Seed-1 Preferred Stock for each outstanding share of Series Seed-1 of Preferred Stock then held by them, plus any declared or accrued but unpaid dividends. (*See Exhibit F for additional detail*)

Conversion Rights

The holders of shares of Series Seed-1 Preferred Stock shall be entitled to conversion rights as outlined in Exhibit F.

- **Founders Preferred Stock**

The amount of security authorized is 9,200,000 with a total of 9,200,000 outstanding.

**Voting Rights:**

1 vote per share

**Material Rights:**

Dividend Rights

The holders of shares of Founders Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends (other than payable solely in Common Stock or Common Stock Equivalents as defined in Exhibit F), as may be declared from time to time by the Board of Directors on a pro rata basis with the holders of Common Stock, based on the number of shares of Common Stock held by each (assuming conversion of all the Founders Preferred Stock into Common Stock). (*See Exhibit F for additional detail*)

Liquidation Rights

In the event of any liquidation, dissolution, winding up of the Corporation, or the occurrence of any Liquidation Transaction either voluntary or involuntary, the assets of the Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock and Founders Preferred Stock pro rata based on the number of shares of Common Stock held by each such holder (assuming conversion of all Founders Preferred Stock into Common Stock). (*See Exhibit F for additional detail*)

Conversion Rights

Subject to certain provisions in the Company's operating documents (*See Exhibit F*), each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing $1.00 by the Founders Preferred Stock Conversion Price applicable to such shares, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. *(See Exhibit F for additional detail)*

- **Nonvoting Common Stock**

  The amount of security authorized is 10,000,000 with a total of 1,244,210 outstanding.

  **Voting Rights:**

  0 vote per share

  **Material Rights:**

  Dividend Rights

  The holders of shares of Nonvoting Common Stock shall be entitled to receive dividends in accordance with Section 1 of Article IV(B) of the Third Amended and Restated Articles of Incorporation, as amended, of the Company. (See Exhibit F for additional detail)

Liquidation Rights

Upon the liquidation, dissolution or winding up of this Corporation, or the occurrence of a Deemed Liquidation Event, the assets of this Corporation shall be distributed as provided in Section 2 of Article IV(B) of the Third Amended and Restated Articles of Incorporation, as amended, of the Company. (See Exhibit F for additional detail)

- **Voting Common Stock**

  The amount of the security authorized is 10,000,000 with a total of 5,130,474 outstanding and 10,447,313 shares outstanding on a fully diluted basis.

  The total amount on a fully diluted basis includes 161,958 of shares to be issued pursuant to outstanding warrants.

  The total amount on a fully diluted basis includes 3,314,534 of shares to be issued pursuant to stock options issued.

  The total amount on a fully diluted basis includes 1,840,347 of shares to be issued pursuant to stock options, reserved but unissued.

  **Voting Rights:**

  1 vote per share

  **Material Rights:**

  Dividend Rights

  The holders of shares of Voting Common Stock shall be entitled to receive dividends in accordance with Section 1 of Article IV(B) of the Third Amended and Restated Articles of Incorporation, as amended, of the Company. (See Exhibit F for additional detail)

  Liquidation Rights

  Upon the liquidation, dissolution or winding up of this Corporation, or the occurrence of a Deemed Liquidation Event, the assets of this Corporation shall be distributed as provided in Section 2 of Article IV(B) of the Third Amended and Restated Articles of Incorporation, as amended, of the Company. (See Exhibit F for additional detail)

## WHAT IT MEANS TO BE A MINORITY HOLDER

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

# DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

# BAD ACTOR DISCLOSURE

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

# RESTRICTIONS ON TRANSFER

The common stock sold in our Regulation CF offerings may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1) to the Company;
(2) to an accredited investor:
(3) as part of an offering registered with the SEC; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and  Regulation Crowdfunding (sec 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 25, 2023.

**Wink Robotics, Inc.**
By: /s/ /*Nathan Harding*/
Name: Nathan Harding
Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

**Exhibit A**

**FINANCIAL STATEMENTS**

# Wink Robotics Inc.
## Draft Profit & Loss
### January through December 2022

| | Jan - Dec 22 |
|---|---:|
| **Ordinary Income/Expense** | |
| **Income** | |
| **Sales** | 2,470.00 |
| **Sales Discounts** | -359.82 |
| **Total Income** | 2,110.18 |
| **Cost of Goods Sold** | |
| **Studio Operational Expenses** | |
| **COGS Product** | |
| **Lash supplies** | 4,940.75 |
| **Studio supplies** | 1,008.72 |
| **Total COGS Product** | 5,949.47 |
| **Direct labor** | 72,674.72 |
| **Other OPEX** | |
| **Merchant fees** | 811.00 |
| **Other Studio costs** | 1,029.61 |
| **Total Other OPEX** | 1,840.61 |
| **Studio rent** | 36,007.92 |
| **Total Studio Operational Expenses** | 116,472.72 |
| **Total COGS** | 116,472.72 |
| **Gross Profit** | -114,362.54 |
| **Expense** | |
| **Accounting & tax prep** | 34,515.00 |
| **Advertising and Promotion** | 445.00 |
| **Bank Service Charges** | 724.00 |
| **Computer Expenses** | 5,365.63 |
| **Dues and Subscriptions** | 12,359.28 |
| **Equip & Furniture** | 652.03 |
| **Equipment Rental** | 1,098.38 |
| **Fees** | |
| **Licenses, Fees and Permits** | 6,127.11 |
| **Start Engine fees** | 0.00 |
| **Total Fees** | 6,127.11 |
| **Health Insurance** | |
| **Dental employee** | 225.05 |
| **Employee Health** | 19,993.31 |
| **Officer Health** | 6,270.01 |
| **Vision Employee** | 62.17 |
| **Total Health Insurance** | 26,550.54 |
| **Insurance Expense** | |
| **Business Property** | 717.06 |
| **D&O** | 20,311.87 |
| **E&O** | 843.50 |
| **General Liability Insurance** | 617.91 |
| **Product Liability** | 3,969.95 |
| **Worker's Compensation** | 4,111.85 |
| **Total Insurance Expense** | 30,572.14 |
| **Interest Expense** | 89,279.90 |
| **Investor Relations** | 4,924.89 |
| **Janitorial** | 5,170.00 |
| **Marketing** | 26,875.41 |

# Wink Robotics Inc.
# Draft Profit & Loss
### January through December 2022

|  | Jan - Dec 22 |
|---|---|
| **Meals and Entertainment** | |
| Meals | 2,881.46 |
| **Total Meals and Entertainment** | 2,881.46 |
| **Office Expenses** | 107.84 |
| **Office Supplies** | 5,964.11 |
| **Payroll expenses** | |
| Employee Salaries | 86,105.56 |
| Officer salaries | 264,375.00 |
| Payroll fees | 10,553.34 |
| Payroll taxes | 54,182.82 |
| **Total Payroll expenses** | 415,216.72 |
| **Postage and Delivery** | 576.95 |
| **Professional Fees** | |
| Audit fees | 47,501.40 |
| IT Services | 1,988.75 |
| Legal - Corporate | 47,050.65 |
| Legal - IP | 73,610.00 |
| Legal - Trademarks | 3,185.00 |
| Outside services | 36,349.36 |
| **Total Professional Fees** | 209,685.16 |
| **Recruiting** | 44,400.00 |
| **Rent Expense** | 72,016.08 |
| **Research and Development** | |
| General R&D | 13,152.50 |
| Market research | 867.59 |
| Materials & Supplies | 9,018.27 |
| R&D Consulting fees | 2,500.00 |
| R&D Wages | 767,037.32 |
| **Total Research and Development** | 792,575.68 |
| **Security Alarm** | 330.89 |
| **Small Tools & Equipment** | 185.69 |
| **Software <$500** | 6,085.26 |
| **Staff meetings/Events** | 25.46 |
| **Stock Based Compensation** | 1,139,636.44 |
| **Taxes** | |
| City taxes | 163.50 |
| Property tax | 482.33 |
| State | 800.00 |
| **Total Taxes** | 1,445.83 |
| **Travel Expense** | |
| Airfare | 2,997.29 |
| Ground Transportation | 984.84 |
| Lodging | 3,230.12 |
| Parking & Tolls | 687.20 |
| Travel meals | 208.08 |
| **Total Travel Expense** | 8,107.53 |
| **Utilities** | |
| Garbage | 3,044.34 |
| Gas & Electric | 9,038.96 |
| Internet | 5,746.61 |
| Water | 2,457.44 |
| **Total Utilities** | 20,287.35 |

2:39 PM

04/10/23

Accrual Basis

**Wink Robotics Inc.**
# Draft Profit & Loss
**January through December 2022**

|  | Jan - Dec 22 |
| --- | --- |
| **Website hosting** | 891.20 |
| **Total Expense** | 2,965,078.96 |
| **Net Ordinary Income** | -3,079,441.50 |
| **Net Income** | **-3,079,441.50** |

# Wink Robotics Inc.
# Draft Balance Sheet
### As of December 31, 2022

|  | Dec 31, 22 |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Checking/Savings** | |
| **Chase Checking 9562** | 47,170.31 |
| **SVB Checking** | 715,040.66 |
| **Total Checking/Savings** | 762,210.97 |
| **Other Current Assets** | |
| **Prepaid Expenses** | 25,972.40 |
| **Receivable from SVB** | 15,370.10 |
| **Total Other Current Assets** | 41,342.50 |
| **Total Current Assets** | 803,553.47 |
| **Fixed Assets** | |
| **Fixed Assets** | |
| **Accumulated Depreciation** | -29,588.00 |
| **Beta Units -6** | 818,267.34 |
| **Computer Equipment** | 39,016.95 |
| **Furniture and Fixtures** | 5,355.53 |
| **Leasehold improvements** | 3,000.00 |
| **Other Equipment** | 873.98 |
| **Pre-Beta Units - 3** | 2,883,484.35 |
| **Software** | 81,930.33 |
| **Studio Equipment** | 2,498.00 |
| **Total Fixed Assets** | 3,804,838.48 |
| **Total Fixed Assets** | 3,804,838.48 |
| **Other Assets** | |
| **Promissory note from Philippe** | 131,736.58 |
| **Security deposit on rent** | 19,278.00 |
| **Total Other Assets** | 151,014.58 |
| **TOTAL ASSETS** | **4,759,406.53** |
| **LIABILITIES & EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| **Accounts Payable** | 716,386.90 |
| **Total Accounts Payable** | 716,386.90 |
| **Credit Cards** | |
| **Chase card** | 11,856.62 |
| **SVB Card** | |
| **Kurt's card** | 12,563.66 |
| **Mike's card** | 11,076.94 |
| **Nate's card** | 90,119.25 |
| **Rachel's card** | 25,015.89 |
| **SVB Card - Other** | -78,978.02 |
| **Total SVB Card** | 59,797.72 |
| **Total Credit Cards** | 71,654.34 |

# Wink Robotics Inc.
## Draft Balance Sheet
### As of December 31, 2022

|  | Dec 31, 22 |
|---|---:|
| **Other Current Liabilities** | |
| **Accrued Expenses** | 9,382.32 |
| **Current Portion SVB Loan 1216** | 41,025.64 |
| **Current Portion SVB Loan 4468** | 41,025.64 |
| **Current Portion SVB Loan 7877** | 82,051.24 |
| **Deferred Interest** | 64,716.25 |
| **Deferred Salaries** | 482,431.26 |
| **Deferred Services** | 817.50 |
| **Jaiveer Singh Promissory Note** | 5,464.25 |
| **Martin Tremblay Promissory Note** | 30,300.42 |
| **Mike Hughes Promissory Note** | 35,633.89 |
| **Payroll Liabilities** | 223.69 |
| **Prasad Nair Promissory Note** | 67,650.00 |
| **Tim Klohck Promissory Note** | 24,786.29 |
| **Total Other Current Liabilities** | 885,508.39 |
| **Total Current Liabilities** | 1,673,549.63 |
| **Long Term Liabilities** | |
| **Convertible Notes** | 967,000.00 |
| **Term Loan - Debt Discount** | -3,701.00 |
| **Total Long Term Liabilities** | 963,299.00 |
| **Total Liabilities** | 2,636,848.63 |
| **Equity** | |
| **Common Stock** | 5,130.69 |
| **Common Stock - APIC** | 392,037.16 |
| **Common Stock non voting** | 1,244.20 |
| **Common Stock non voting-APIC** | 701,316.95 |
| **Equity Issuance Costs** | -290,723.28 |
| **Founders Preferred - APIC** | 2,078,625.44 |
| **Founders Preferred Stock** | 9,200.00 |
| **Pref Seed-1 Capitalized Legal** | -113,157.80 |
| **Pref Seed Capitalized Legal** | -50,279.92 |
| **Preferred Series Seed** | 4,651.19 |
| **Preferred Series Seed-1** | 18,127.01 |
| **Preferred Series Seed-1 - APIC** | 10,955,758.76 |
| **Preferred Series Seed - APIC** | 1,995,348.17 |
| **Retained Earnings** | -11,126,268.27 |
| **Stock Options - APIC** | 620,989.10 |
| **Net Income** | -3,079,441.50 |
| **Total Equity** | 2,122,557.90 |
| **TOTAL LIABILITIES & EQUITY** | **4,759,406.53** |

**CERTIFICATION**

I, /Nathan Harding/, Principal Executive Officer of Wink Robotics, Inc., hereby certify that the financial statements of Wink Robotics, Inc. included in this Report are true and complete in all material respects.

*/Nathan Harding/*

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

**Exhibit B**

**THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

# Delaware

## The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "WINK ROBOTICS, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF NOVEMBER, A.D. 2021, AT 12:06 O`CLOCK P.M.*



Jeffrey W. Bullock, Secretary of State



6445886  8100

SR# 20213808728

Authentication: 204832739

Date: 12-01-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

## THIRD AMENDED AND RESTATED
## CERTIFICATE OF INCORPORATION
## OF
## WINK ROBOTICS, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Wink Robotics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

**DOES HEREBY CERTIFY**:

**FIRST**: That the name of this corporation is Wink Robotics, Inc. (this "Corporation") and that this Corporation was originally incorporated pursuant to the Delaware General Corporation Law on June 14, 2017 under the name Wink Robotics, Inc.

**SECOND**: That an Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on August 9, 2017, a Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on October 5, 2018, a Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on November 27, 2019, and a Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on May 26, 2020.

**THIRD**: That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

**RESOLVED**, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety as follows:

### ARTICLE I

The name of this Corporation is Wink Robotics, Inc.

### ARTICLE II

The address of this Corporation's registered office in the State of Delaware is National Registered Agents, Inc. The name of this Corporation's registered agent at such address is 160 Greentree Drive, Suite 101, City of Dover, County of Kent, Delaware 19904.

{00066044.1 }

## ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

## ARTICLE IV

(A)     **Classes of Stock.** This Corporation is authorized to issue three classes of stock to be designated, respectively, "Common Stock," "Preferred Stock," and "Founders Preferred Stock." The total number of shares which this Corporation is authorized to issue is 69,907,145 shares, each with a par value of $0.001 per share. 45,177,229 shares shall be Common Stock, 15,529,916 shares shall be Preferred Stock, and 9,200,000 shares shall be Founders Preferred Stock. Unless specifically specified otherwise herein, the term "Preferred Stock" does not include the Founders Preferred Stock.

35,177,229 of the authorized shares of Common Stock of the Company are hereby designated "Voting Common Stock" and 10,000,000 of the authorized shares of Common Stock of the Company are hereby designated "Nonvoting Common Stock." The Voting Common Stock and the Nonvoting Common Stock are hereinafter collectively referred to as the "Common Stock."

Immediately upon the filing of this Amended and Restated Certificate of Incorporation (this "Restated Certificate"), all shares of Common Stock of the Company outstanding at such time shall be converted, on a one-for-one basis, into shares of Voting Common Stock.

(B)     **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Third Amended and Restated Certificate of Incorporation (this "Certificate") may be issued from time to time in one or more series. 4,651,162 shares of Preferred Stock shall be designated "Series Seed Preferred Stock." 10,878,754 shares of Preferred Stock shall be designated "Series Seed-1 Preferred Stock." The rights, preferences, privileges, and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1.     **Dividend Provisions**. The holders of shares of Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, on a pari passu basis, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this Corporation) on the Common Stock or Founders Preferred Stock of this Corporation, at the rate of $0.0344 per share of Series Seed Preferred Stock and at the rate of $0.0464 per share of Series Seed-1 Preferred Stock (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) per annum on each outstanding share of such series of Preferred Stock then held by them; payable when, as and if declared by the Board of Directors of this Corporation (the "Board of Directors"). Such dividends shall be non-cumulative. After payment of such dividends, any additional dividends shall be distributed among the holders of Preferred Stock, Common Stock and Founders Preferred Stock pro rata based on the number of shares of Common Stock then held by each holder (assuming conversion of all Preferred Stock and Founders Preferred Stock into Common Stock).

2. **Liquidation.**

(a)      **Preference**.  In the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Preferred Stock shall be entitled to receive, on a pari passu basis, prior and in preference to any distribution of any of the assets of this Corporation to the holders of Common Stock or Founders Preferred Stock, by reason of their ownership thereof, an amount per share equal to $0.43 per share of Series Seed Preferred Stock (the "Series Seed Original Issue Price" and such amount the "Series Seed Liquidation Amount") and $0.5798 per share of Series Seed-1 Preferred Stock (the "Series Seed-1 Original Issue Price" and such amount the "Series Seed-1 Liquidation Amount") (in each case, as adjusted for stock splits, stock dividends, reclassification and the like) for each outstanding share of such series of Preferred Stock then held by them, plus any declared or accrued but unpaid dividends. If, upon the occurrence of such event, the assets thus distributed among the holders of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets of this Corporation legally available for distribution shall be distributed ratably among the holders of Preferred Stock in proportion to the full preferential amount each such holder is otherwise entitled to receive under this Section 2(a).

(b)      **Remaining Assets**.  Upon the completion of the distribution required by Section 2(a) above, the remaining assets of this Corporation available for distribution to stockholders shall be distributed among the holders of Common Stock and Founders Preferred Stock pro rata based on the number of shares of Common Stock held by each such holder (assuming conversion of all Founders Preferred Stock into Common Stock).

(c)      **Deemed Conversion**.  Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Deemed Liquidation Event, as defined below, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Deemed Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock.  If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d)      **Deemed Liquidation Events**.

(A)      Definition.  Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as converted basis (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least 20 days prior to the effective date of any such event:

(1)      a merger or consolidation in which

<table>
<tr><td>a.</td><td>the Corporation is a constituent party or</td></tr>
<tr><td>b.</td><td>a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,</td></tr>
</table>

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (x) the surviving or resulting corporation; or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(2)     (a) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (b) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(B)     Effecting a Deemed Liquidation Event.

(1)     The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2(d)(A)(1)(a) unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2(a), 2(b) and 2(c).

(2)     In the event of a Deemed Liquidation Event referred to in Section 2(d)(A)(1)(b) or 2(d)(A)(2), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware

law governing distributions to stockholders (the "Available Proceeds"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Series Seed Liquidation Amount in the case of shares of Series Seed Preferred Stock and the Series Seed-1 Liquidation Amount in the case of shares of the Series Seed-1 Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders in accordance with procedures determined by the Board of Directors of the Corporation, including the Preferred Directors (as defined herein). Prior to the distribution or redemption provided for in this Section 2(d)(B)(2), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(C) **Amount Deemed Paid or Distributed**. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of the Preferred Directors.

(e) **Allocation of Escrow and Contingent Consideration**. In the event of a Deemed Liquidation Event pursuant to Section 2(d)(A)(1)(a), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a), 2(b) and 2(c) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a), 2(b) and 2(c) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2(e), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. **Redemption**. The Preferred Stock is not redeemable at the option of any holder.

4. **Conversion**. The holders of shares of Preferred Stock shall be entitled to conversion rights as follows:

(a)     **Right to Convert**.  Subject to Section 4(c), each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing (i) the Series Seed Original Issue Price  or the Series Seed-1 Original Issue Price, respectively, (as adjusted for stock splits, stock dividends, reclassification and the like), by (ii) the Series Seed Conversion Price or the Series Seed-1 Conversion Price applicable to such shares (the conversion rates for Preferred Stock into Voting Common Stock is referred to herein as the "Preferred Conversion Rates"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.  "Conversion Price" shall initially mean (x) $0.43 per share of Series Seed Preferred Stock and (y) $0.5798 per shares of Series Seed-1 Preferred Stock. Such initial Conversion Price for each series of Preferred Stock shall be subject to adjustment as set forth in Section 4(d) below.

(b)     **Automatic Conversion**.  Each share of Preferred Stock shall automatically be converted into shares of Voting Common Stock at the Preferred Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided below in Section 4(c), this Corporation's sale of its Common Stock in a public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Securities Act") which results in aggregate cash proceeds to this Corporation of not less than $30,000,000 (net of underwriting discounts, concessions, commissions and expenses) or (ii) the date specified by vote or written consent of the Requisite Holders.

(c)     **Mechanics of Conversion**.  Before any holder of Preferred Stock shall be entitled to convert such Preferred Stock into shares of Voting Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Corporation or of any transfer agent for such series of Preferred Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Voting Common Stock are to be issued.  This Corporation shall, as soon as practicable thereafter, (i) issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of of Preferred Stock represented by any surrendered certificate that were not converted into Voting Common Stock and (ii) pay in cash or, to the extent sufficient funds are not then legally available therefor, in Voting Common Stock (at the Voting Common Stock's fair market value determined by the Board, as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of such series of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date.  If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Voting

Common Stock upon conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the automatic conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the person entitled to receive shares of Voting Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Voting Common Stock as of such date.

(d) **Conversion Price Adjustments of Preferred Stock for Splits and Combinations.** The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) **Issuance of Additional Stock Below Purchase Price.** If this Corporation should issue, at any time after the date upon which this Certificate is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to the issuance of such Additional Stock (as adjusted for stock splits, stock dividends, reclassification and the like), the Conversion Price for such series in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 4(d)(i), unless otherwise provided in this Section 4(d)(i).

(A) **Adjustment Formula.** Whenever the Conversion Price applicable to any series of Preferred Stock is adjusted pursuant to this Section 4(d)(i), the new Conversion Price for such series of Preferred Stock shall be determined by multiplying the Conversion Price for such series of Preferred Stock then in effect by a fraction, (x) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issuance (the "Outstanding Common") plus the number of shares of Common Stock that the aggregate consideration received by this Corporation for such issuance would purchase at such Conversion Price; and (y) the denominator of which shall be the number of shares of Outstanding Common plus the number of shares of such Additional Stock. For purposes of the foregoing calculation, the term "Outstanding Common" shall include shares of Common Stock deemed issued pursuant to Section 4(d)(i)(E) below.

(B) **Definition of "Additional Stock".** For purposes of this Section 4(d)(i), "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by this Corporation after the Filing Date, other than:

(1) securities issued pursuant to stock splits, stock dividends or similar transactions, as described in Section 4(d)(ii) hereof;

(2) securities issuable upon conversion, exchange or exercise of convertible, exchangeable or exercisable securities outstanding as of the Filing Date including, without limitation, warrants, notes or options;

(3) securities (or options therefor) issued or issuable to employees, consultants, officers or directors of this Corporation pursuant to stock

option plans or restricted stock plans or agreements approved by the Board of Directors, including the Series Seed-1 Preferred Director;

(4)     Common Stock issued or issuable in a public offering;

(5)     securities issued or issuable to financial institutions, equipment or other lessors, brokers or similar persons in connection with commercial credit arrangements, financings, commercial property, equipment or other lease transactions, or similar transactions, in each case that is approved by the Board of Directors, including the Series Seed-1 Preferred Director, and primarily for non-equity financing purposes;

(6)     securities issued or issuable to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology licensing or development activities, (B) distribution, supply or manufacture of this Corporation's products or services or (C) any other arrangements involving corporate partners, in each case that that is approved by the Board of Directors, including the Series Seed-1 Preferred Director, and primarily for non-equity financing purposes;

(7)     Common Stock issued or issuable upon conversion of the Preferred Stock and the Founders Preferred Stock; and

(8)     securities issued or issuable in any other transaction approved by the affirmative vote of the Requisite Holders, pursuant to resolutions stating that such shares shall not be Additional Stock.

"Exempted Securities" shall mean (1) through (8) above.

(C)     **No Fractional Adjustments**.  No adjustment of the Conversion Price for the Preferred Stock shall be made in an amount less than one cent per share, provided that any adjustments which are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(D)     **Determination of Consideration**.  In the case of the issuance of Common Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by this Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.  In the case of the issuance of the Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair value thereof as determined by the Board of Directors, including the Series Seed-1 Director, irrespective of any accounting treatment.

(E)     **Deemed Issuances of Common Stock**.  In the case of the issuance of securities or rights convertible into, or entitling the holder thereof to receive

directly or indirectly, additional shares of Common Stock (the "<u>Common Stock Equivalents</u>"), the following provisions shall apply for all purposes of this Section 4(d)(i):

(1)     The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued and for a consideration equal to the consideration, if any, received by this Corporation for any such securities and related Common Stock Equivalents (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by this Corporation (without taking into account potential antidilution adjustments) upon the conversion, exchange or exercise of any Common Stock Equivalents (the consideration in each case to be determined in the manner provided in Section 4(d)(i)(D)).

(2)     In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(3)     Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Conversion Price of any series of Preferred Stock, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(4)     The number of shares of Common Stock deemed issued and the consideration deemed paid therefor pursuant to Section 4(d)(i)(D) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(2) or (3).

(F)     <u>**No Increased Conversion Price**</u>. Notwithstanding any other provisions of this Section 4(d)(i), except to the limited extent provided for in Sections 4(d)(i)(E)(2) and (3), no adjustment of the Conversion Price pursuant to this Section 4(d)(i) shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(ii)     <u>**Stock Splits and Dividends**</u>. In the event this Corporation should at any time after the Filing Date fix a record date for the effectuation of a split or subdivision

of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of each series of Preferred Stock that is convertible into Common Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(iii) **Reverse Stock Splits**. If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for each series of Preferred Stock that is convertible into Common Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) **Other Distributions**. In the event this Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(d)(i) or in Section 4(d)(ii), then, in each such case for the purpose of this Section 4(e), the holders of each series of Preferred Stock that is convertible into Common Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this Corporation entitled to receive such distribution.

(f) **Recapitalizations**. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in Section 2 or this Section 4) provision shall be made so that the holders of each series of Preferred Stock that is convertible into Common Stock shall thereafter be entitled to receive upon conversion of such Preferred Stock the number of shares of stock or other securities or property of this Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of such Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of such Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(g) **No Fractional Shares and Certificate as to Adjustments**.

(i) No fractional shares shall be issued upon the conversion of any share or shares of Preferred Stock, and the number of shares of Common Stock to be issued

shall be rounded down to the nearest whole share. The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion. If the conversion would result in any fractional share, this Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof. This Corporation shall, upon the written request at any time of any holder of such Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) **Notices of Record Date**. In the event of any taking by this Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, this Corporation shall mail to each holder of Preferred Stock, at least 10 days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. All notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the vote or written consent of the Requisite Holders that are entitled to such notice rights.

(i) **Reservation of Stock Issuable Upon Conversion**. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of each series of Preferred Stock that is convertible into Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such series of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such series of Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(j)     **Notices**.  Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Corporation.

(k)     **Waiver of Adjustment to Conversion Price**.  Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived, either prospectively or retroactively and either generally or in a particular instance, only by the consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock.  Any such waiver shall bind all future holders of shares of such series of Preferred Stock.  For clarity, the operation of Section 4(d)(i)(B)(9) shall not be deemed a waiver of any downward adjustment of the Conversion Price of any series of Preferred Stock for the purposes of this Section 4(k).

5.     **Voting Rights**.  Except as expressly provided by this Certificate or as provided by law, the holders of Preferred Stock shall have the same voting rights as the holders of Voting Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this Corporation, and the holders of Voting Common Stock, Founders Preferred Stock and Preferred Stock shall vote together as a single class on all matters.  Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Preferred Stock could be converted at the Preferred Conversion Rate then in effect. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).  There shall be no cumulative voting.  The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

6.     **Protective Provisions**.  So long as at least 6,684,200 shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Preferred Stock are outstanding, this Corporation shall not take any of the actions below (by amendment, merger, consolidation or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the Requisite Holders, and any such action taken without such prior approval shall be null and void and of no force and effect ab initio:

(i)     amend, alter, repeal or waive any provision of this Corporation's Certificate of Incorporation or Bylaws;

(ii)     alter or change the rights, preferences and privileges of the Preferred Stock (or any series thereof);

(iii)    increase or decrease (other than by conversion) the total number of authorized shares of Preferred Stock (or any series thereof), Founder Preferred Stock or Common Stock;

(iv)    create (by reclassification or otherwise) any new class or series of equity securities (including securities convertible, exchangeable or exercisable into such equity securities) having rights, preferences or privileges senior to or on parity with the Preferred Stock;

(v)    redeem any shares of Preferred Stock, Founders Preferred Stock or Common Stock (in each case, other than pursuant to equity incentive arrangements or employment agreements giving this Corporation the right to repurchase shares upon the termination of services or pursuant to a right of first refusal at a price per share equal to the lower of the then current fair market value of such shares and the price paid to acquire such shares);

(vi)    pay or declare any dividend on any shares of Preferred Stock, Common Stock or Founders Preferred Stock;

(vii)    effect or agree to effect a Deemed Liquidation Event, or liquidate, dissolve or wind-up the affairs of this Corporation;

(viii)    increase or decrease the size of the Board of Directors;

(ix)    create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $250,000;

(x)    create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

(xi)    increase the number of shares authorized under the Corporation's stock option plan.

7.    **Status of Converted Stock**.  In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this Corporation.  This Certificate shall be appropriately amended to effect the corresponding reduction in this Corporation's authorized capital stock.

8.      **Election of Directors**. The Board of Directors shall consist of five (5) directors. So long as any shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series Seed-1 Preferred Stock are outstanding, the holders of record of the shares of Series Seed-1 Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect one (1) director of this Corporation (the "Series Seed-1 Preferred Director"). So long as any shares (as adjusted for stock splits, stock dividends, reclassification and the like) of Series Seed Preferred Stock are outstanding, the holders of record of the shares of Series Seed Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect one (1) director of this Corporation (the "Series Seed Preferred Director" and together with the Series Seed-1 Preferred Director, the "Preferred Directors"). The holders of record of the shares of Founders Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect two (2) directors of this Corporation (each, a "Founder Director"). The holders of record of the shares of Founders Preferred Stock and Preferred Stock, voting together as a separate class on an as-converted basis, shall be entitled to elect one (1) director (the "Independent Director"). Each director shall have one (1) vote on each matter submitted to a vote of the Board of Directors. Any directors elected as provided herein may be removed with or without cause by, and only by, the affirmative vote of the holders of the shares of the classes, class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares entitled to elect directors as set forth herein, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to this Section 8, then any directorship not so filled shall remain vacant until such time as the such holders of shares, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of this Corporation other than by the stockholders of this Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the classes, class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 8, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 8.

C.      **Founders Preferred Stock.** The rights, preferences, privileges, and restrictions granted to and imposed on the Founders Preferred Stock are as set forth below in this Article IV(C).

1.      **Dividend Provisions.** The holders of shares of Founders Preferred Stock shall be entitled to receive dividends in accordance with Section 1 of Article IV(B).

2.      **Liquidation**. In the event of any liquidation, dissolution, winding up of this Corporation, or the occurrence of any Deemed Liquidation Event either voluntary or involuntary, the assets of this Corporation shall be distributed as provided in Section 2 of Article IV(B).

3.      **Redemption.** The Founders Preferred Stock is not redeemable at the option of any holder.

4.    **Conversion.**   The holders of the Founders Preferred Stock shall have conversion rights as follows:

(a)    **Right to Convert to Common Stock.**   Subject to Section 4(c) below, each share of Founders Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of this Corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing $1.00 by the Founders Preferred Stock Conversion Price applicable to such shares (the conversion rate for Founders Preferred Stock into Voting Common Stock is referred to herein as the "Founders Conversion Rate"), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion.  Any transfer of shares of Founders Preferred Stock that is neither (i) made in connection with an Equity Financing (as such term is defined in Section 4(g) below), nor (ii) authorized by a majority of the Board of Directors, shall be deemed an election of an option to convert such shares into Voting Common Stock and each such transferred share of Founders Preferred Stock shall automatically convert into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing $1.00 (as adjusted for stock splits, stock dividends, reclassification and the like) by the Founders Preferred Stock Conversion Price applicable to such share, determined as hereafter provided, effective immediately prior to such transfer.  "Founders Preferred Stock Conversion Price" initially means $1.00 per share of Founders Preferred Stock.  Such initial Founders Preferred Stock Conversion Price shall be subject to adjustment as set forth in Section 4(d) below.

(b)    **Automatic Conversion.**   Each share of Founders Preferred Stock shall automatically be converted into shares of Voting Common Stock at the Founders Conversion Rate then in effect for such share immediately upon the earlier of (i) except as provided in Section 4(d) below, this Corporation's sale of its Common Stock in a public offering pursuant to a registration statement under the Securities Act on Form S-1, as amended, or (ii) the date specified by vote or written consent of the holders of a majority of the then outstanding shares of Founders Preferred Stock, voting together as a class.

(c)    **Mechanics of Conversion.**   Before any holder of Founders Preferred Stock shall be entitled to convert such Founders Preferred Stock into shares of Voting Common Stock, if such holder's shares are certificated, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of this Corporation or of any transfer agent for the Founders Preferred Stock, and shall give written notice to this Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Voting Common Stock are to be issued.  This Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Founders Preferred Stock, or to the nominee or nominees of such holder, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of of Founders Preferred Stock represented by any surrendered certificate that were not converted into Voting Common Stock,.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Founders Preferred Stock to be converted, and the person or persons entitled to receive the shares of Voting Common Stock issuable upon such conversion shall be

treated for all purposes as the record holder or holders of such shares of Voting Common Stock as of such date. If the conversion is in connection with a firm commitment underwritten public offering of securities, the conversion may, at the option of any holder tendering such Founders Preferred Stock for conversion, be conditioned upon the closing of the sale of securities pursuant to such offering, in which event any persons entitled to receive Voting Common Stock upon conversion of such Founders Preferred Stock shall not be deemed to have converted such Founders Preferred Stock until immediately prior to the closing of such sale of securities.

(d) **Conversion Price Adjustments of Founders Preferred Stock for Splits and Combinations.** The Founders Preferred Stock Conversion Price shall be subject to adjustment from time to time as follows:

(i) **Stock Splits and Dividends.** In the event this Corporation should at any time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or Common Stock Equivalents without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Founders Preferred Stock Conversion Price shall be appropriately decreased so that the number of shares of Voting Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be increased in proportion to such increase of the aggregate number of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(ii) below.

(ii) **Deemed Issuances of Common Stock.** The following provisions shall apply for purposes of this Section 4(d).

(D) The aggregate maximum number of shares of Common Stock deliverable upon conversion, exchange or exercise (assuming the satisfaction of any conditions to convertibility, exchangeability or exercisability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) of any Common Stock Equivalents and subsequent conversion, exchange or exercise thereof shall be deemed to have been issued at the time such securities were issued or such Common Stock Equivalents were issued.

(E) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to this Corporation upon conversion, exchange or exercise of any Common Stock Equivalents, other than a change resulting from the antidilution provisions thereof, the Founders Preferred Stock Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the conversion, exchange or exercise of such Common Stock Equivalents.

(F)    Upon the termination or expiration of the convertibility, exchangeability or exercisability of any Common Stock Equivalents, the Founders Preferred Stock Conversion Price, to the extent in any way affected by or computed using such Common Stock Equivalents, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and Common Stock Equivalents that remain convertible, exchangeable, or exercisable) actually issued upon the conversion, exchange or exercise of such Common Stock Equivalents.

(iii)    **Reverse Stock Splits.**  If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Founders Preferred Stock Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such Founders Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(e)    **No Fractional Shares and Certificate as to Adjustments.**

(i)    No fractional shares shall be issued upon the conversion of any share or shares of Founders Preferred Stock, and the number of shares of Common Stock to be issued shall be rounded down to the nearest whole share.  The number of shares issuable upon such conversion shall be determined on the basis of the total number of shares of Founders Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such aggregate conversion.  If the conversion would result in any fractional share, this Corporation shall, in lieu of issuing any such fractional share, pay the holder thereof an amount in cash equal to the fair market value of such fractional share on the date of conversion, as determined in good faith by the Board of Directors, including the Series Seed-1 Director.

(ii)    Upon the occurrence of each adjustment or readjustment of the Founders Preferred Stock Conversion Price pursuant to this Section 4, this Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Founders Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  This Corporation shall, upon the written request at any time of any holder of such Founders Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Founders Preferred Stock Conversion Price at the time in effect and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of Founders Preferred Stock.

(f)    **Reservation of Stock Issuable Upon Conversion.**  This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of its outstanding shares of Founders Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Founders Preferred Stock, in addition to such other

remedies as shall be available to the holder of such Founders Preferred Stock, this Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

(g) **Conversion to Preferred Stock**. If a share of Founders Preferred Stock is purchased by an investor in connection with an Equity Financing (as defined below), then immediately upon the closing of such purchase, each such share of Founders Preferred Stock transferred to the investor shall automatically convert into such number of fully paid and nonassessable shares of Preferred Stock issued in such Equity Financing ("Subsequent Preferred Stock") of this Corporation as is determined by dividing (i) the Founders Conversion Rate by (ii) the number of shares into which a share of Subsequent Preferred Stock issued in such Equity Financing is convertible into Common Stock of this Corporation (the conversion rate for Founders Preferred Stock into Subsequent Preferred Stock is referred to herein as the "Founders Preferred Conversion Rate"). "Equity Financing" shall mean an equity financing of this Corporation in which this Corporation signs a purchase agreement and sells and issues Subsequent Preferred Stock of this Corporation. By way of example only, in the event that the Founders Conversion Rate is one (one share of Founders Preferred Stock is then convertible to one share of Common Stock) and one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Founders Preferred Conversion Rate shall be one-half (1/2). In the event that the Founders Conversion Rate is two (one share of Founders Preferred Stock is then convertible to two shares of Common Stock) and one share of Subsequent Preferred Stock issued in the Equity Financing is convertible into two shares of Common Stock, the Founders Preferred Conversion Rate shall be one (1).

(h) **Notices.** Any notice required by the provisions of this Section 4 to be given to the holders of shares of Founders Preferred Stock shall be deemed given if deposited in the U.S. mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this Corporation.

5. **Voting Rights.** Except as expressly provided by this Certificate or as provided by law, the holders of Founders Preferred Stock shall have the same voting rights as the holders of the Voting Common Stock and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this Corporation, and the holders of Voting Common Stock, Preferred Stock and Founders Preferred Stock shall vote together as a single class on all matters. There shall be no cumulative voting. Each holder of Founders Preferred Stock shall be entitled to the number of votes equal to the number of shares of Voting Common Stock into which such shares of Founders Preferred Stock could be converted at the Founders Conversion Rate then in effect. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Founders Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as otherwise required by law, holders of Founder Preferred Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of

one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law.

6. **Status of Converted Stock.** In the event any shares of Founders Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by this Corporation. This Certificate shall be appropriately amended to effect the corresponding reduction in this Corporation's authorized capital stock.

(D) **Common Stock.**

1. **Dividend Rights.** The holders of shares of Common Stock shall be entitled to receive dividends in accordance with Section 1 of Article IV(B).

2. **Liquidation Rights.** Upon the liquidation, dissolution or winding up of this Corporation, or the occurrence of a Deemed Liquidation Event, the assets of this Corporation shall be distributed as provided in Section 2 of Article IV(B).

3. **Redemption.** The Common Stock is not redeemable at the option of any holder.

4. **Voting Rights.** Each holder of Voting Common Stock shall have the right to one (1) vote per share of Voting Common Stock. Each holder of Voting Common Stock shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. The holders of Voting Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the Delaware General Corporation Law.

## ARTICLE V

Subject to any additional vote required by this Third Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this Corporation without any action on the part of the stockholders; provided, however, that the stockholders may adopt, amend or repeal any Bylaw adopted by the Board of Directors.

## ARTICLE VI

The number of directors of this Corporation shall be set from time to time by resolution of the Board of Directors.

## ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this Corporation shall so provide.

## ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this Corporation may provide. The books of this Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.

## ARTICLE IX

A director of this Corporation shall, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may hereafter be amended, not be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any amendment, repeal or modification of this Article IX, or the adoption of any provision of this Certificate inconsistent with this Article IX by the stockholders of this Corporation shall not adversely affect any right or protection of a director of this Corporation existing at the time of, or increase the liability of any director of this Corporation existing at the time of such amendment, repeal, modification or adoption.

## ARTICLE X

To the fullest extent permitted by applicable law, this Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of this Corporation (and any other persons to which Delaware law permits this Corporation to provide indemnification) through bylaw provisions, agreements with such directors, officers, agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to this Corporation, its stockholders, and others.

Any amendment, repeal or modification of this Article X, or the adoption of any provision of this Certificate inconsistent with this Article X by the stockholders of this Corporation shall not apply to or adversely affect any right or protection of an agent of this Corporation existing at the time of such amendment, repeal, modification or adoption.

## ARTICLE XI

Unless this Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of this Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of this Corporation to this Corporation or this Corporation's stockholders, (C) any action or proceeding asserting a claim against this Corporation arising pursuant to any provision of the Delaware General Corporation Law or this Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim against this Corporation governed by the internal affairs doctrine.

## ARTICLE XII

This Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of this Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of this Corporation who is not an employee of this Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of this Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of this Corporation.

## ARTICLE XIII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate from employees, officers, directors or consultants of this Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

## ARTICLE XIV

This Corporation reserves the right to adopt, amend, alter, supplement, rescind or repeal in any respect any provision contained in this Certificate, in the manner now or hereafter prescribed by statute or applicable law, and all rights conferred upon stockholders herein are granted subject to this reservation.

\* \* \*

**THIRD**: That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this Corporation in accordance with Section 228 of the Delaware General Corporation Law.

**FOURTH**: That this Third Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law.

**IN WITNESS WHEREOF**, this Third Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on ___November 16, 2021___ .



Text   Nathan Harding, President

# Delaware

### The First State

*I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF*

*DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT*

*COPY OF THE CERTIFICATE OF AMENDMENT OF "WINK ROBOTICS, INC.",*

*FILED IN THIS OFFICE ON THE TENTH DAY OF MAY, A.D. 2022, AT*

*12:59 O`CLOCK P.M.*



Jeffrey W. Bullock, Secretary of State

6445886  8100
SR# 20221886490

Authentication: 203395851
Date: 05-10-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

# CERTIFICATE OF AMENDMENT

## TO

## THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

## OF

## WINK ROBOTICS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Wink Robotics, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"),

**DOES HEREBY CERTIFY**:

**FIRST**: That the name of this corporation is Wink Robotics, Inc. (this "Corporation") and that this Corporation was originally incorporated pursuant to the Delaware General Corporation Law on June 14, 2017 under the name Wink Robotics, Inc.

**SECOND**: That an Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on August 9, 2017, a Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on October 5, 2018 and a Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on November 27, 2019, a Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on May 26, 2020, and a Third Amended and Restated Certificate of Incorporation of this Corporation was filed with the Secretary of State of Delaware on November 16, 2021.

**THIRD**: That the Board of Directors duly adopted resolutions proposing to amend the Certificate of Incorporation of this Corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

**RESOLVED**, that paragraph A and the first paragraph of paragraph B of Article IV the Certificate of Incorporation of this Corporation be amended as follows:

(A) **Classes of Stock.** This Corporation is authorized to issue three classes of stock to be designated, respectively, "Common Stock," "Preferred Stock," and "Founders Preferred Stock." The total number of shares which this Corporation is authorized to issue is 87,841,621 shares, each with a par value of $0.001 per share. 54,144,467 shares shall be Common Stock, 24,497,154 shares shall be Preferred Stock, and 9,200,000

shares shall be Founders Preferred Stock. Unless specifically specified otherwise herein, the term "Preferred Stock" does not include the Founders Preferred Stock.

44,144,467 of the authorized shares of Common Stock of the Company are hereby designated "Voting Common Stock" and 10,000,000 of the authorized shares of Common Stock of the Company are hereby designated "Nonvoting Common Stock." The Voting Common Stock and the Nonvoting Common Stock are hereinafter collectively referred to as the "Common Stock."

(B)     **Rights, Preferences and Restrictions of Preferred Stock.** The Preferred Stock authorized by this Third Amended and Restated Certificate of Incorporation (this "Certificate") may be issued from time to time in one or more series. 4,651,162 shares of Preferred Stock shall be designated "Series Seed Preferred Stock." 19,845,992 shares of Preferred Stock shall be designated "Series Seed-1 Preferred Stock." The rights, preferences, privileges, and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

\* \* \* \*

**FOURTH**: That this Certificate of Amendment to the Second Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the DGCL. This amendment to the Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the DGCL by the stockholders of the corporation.

**IN WITNESS WHEREOF**, this Certificate of Amendment to Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 10th day of May, 2022.

DocuSigned by:

8EC/4250B53E46B...

Nathan Harding, President

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